SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

03155 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	September 12, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Submission of 2017 Interim Financial Statements

KT Corp filed its FY 2017 interim financial statements to the Korea Exchange of the Republic of Korea on August 14, 2017.

Exhibit 1: Interim Consolidated Financial Statements of KT Corp as of June 30, 2017

Exhibit 2: Interim Separate Financial Statements of KT Corp as of June 30, 2017

Exhibit 1

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2017 and 2016

KT Corporation and Subsidiaries

Index

June 30, 2017 and 2016

Page(s)

Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Income (Loss)	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 65

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2017, and the Consolidated Interim Statements of Income (Loss), consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016, and consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month periods ended June 30, 2017 and 2016, and notes to the consolidated interim financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Samil PricewaterhouseCoopers, 92, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 3, 2017. The consolidated statement of financial position as of December 31, 2016, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2016.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2017

This report is effective as of August 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2017 and December 31, 2016

(in millions of Korean won)	Notes	June 30, 2017 (Unaudited)		December 31, 2016

Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,656,462	~~W~~	2,900,311
Trade and other receivables, net	4, 5		4,469,890		5,331,245
Other financial assets	4, 6		704,438		720,555
Current income tax assets			941		2,079
Inventories, net	7		419,950		377,981
Other current assets	8		341,168		311,135

Total current assets			7,592,849		9,643,306

Non-current assets
Trade and other receivables, net	4, 5		664,199		709,011
Other financial assets	4, 6		856,916		664,726
Property and equipment, net	9		13,409,682		14,312,111
Investment properties, net	9		1,199,994		1,148,044
Intangible assets, net	9		2,951,597		3,022,803
Investments in associates and joint ventures	10		233,834		284,075
Deferred income tax assets			815,664		697,558
Other non-current assets	8		100,768		106,099

Total non-current assets			20,232,654		20,944,427

Total assets		~~W~~	27,825,503	~~W~~	30,587,733

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2017 and December 31, 2016

(in millions of Korean won)	Notes	June 30, 2017 (Unaudited)		December 31, 2016

Liabilities

Current liabilities
Trade and other payables	4, 11	~~W~~	5,694,499	~~W~~	7,139,771
Borrowings	4, 12		988,689		1,820,001
Other financial liabilities	4, 6		13,613		233
Current income tax liabilities			233,239		88,739
Provisions	13		83,681		96,485
Deferred income			17,625		35,617
Other current liabilities	8		244,436		285,301

Total current liabilities			7,275,782		9,466,147

Non-current liabilities
Trade and other payables	4, 11		1,000,017		1,188,311
Borrowings	4, 12		5,536,259		6,300,790
Other financial liabilities	4, 6		109,703		108,431
Net defined benefit liabilities	14		482,128		378,404
Provisions	13		103,185		100,694
Deferred income			87,869		85,372
Deferred income tax liabilities			142,763		137,680
Other non-current liabilities	8		33,443		27,125

Total non-current liabilities			7,495,367		8,326,807

Total liabilities			14,771,149		17,792,954

Equity attribute to owners of the Controlling Company

Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		9,877,328		9,656,544
Accumulated other comprehensive income			7,204		(1,432)
Other components of equity	17		(1,207,644)		(1,217,934)

			11,681,645		11,441,935
Non-controlling interest			1,372,709		1,352,844

Total equity			13,054,354		12,794,779

Total liabilities and equity		~~W~~	27,825,503	~~W~~	30,587,733

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Income (Loss)

Three-Month and Six-Month Periods Ended June 30, 2017 and 2016

		Period Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2017 (Unaudited)				2016 (Unaudited)
		Three months		Six months		Three months		Six months

Operating revenue	18	~~W~~	5,842,474	~~W~~	11,454,151	~~W~~	5,677,628	~~W~~	11,192,669
Operating expenses	19		5,395,193		10,589,879		5,250,676		10,380,588

Operating profit			447,281		864,272		426,952		812,081
Other income	20		83,362		130,998		45,664		89,254
Other expenses	20		152,438		235,572		73,925		128,216
Finance income	21		(29,614)		206,362		24,748		125,461
Finance costs	21		33,448		329,771		100,805		262,733
Share of net profits of associates and joint venture	10		779		(2,409)		3,829		8,747

Profit before income tax expense			315,922		633,880		326,463		644,594
Income tax expense			57,844		151,460		71,217		174,206

Profit for the period		~~W~~	258,078	~~W~~	482,420	~~W~~	255,246	~~W~~	470,388

Profit for the period attributable to:
Owners of the Controlling Company:		~~W~~	222,199	~~W~~	422,952	~~W~~	230,090	~~W~~	416,131
Non-controlling interest:			35,879		59,468		25,156		54,257

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	22
Basic earnings per share		~~W~~	907	~~W~~	1,727	~~W~~	940	~~W~~	1,700
Diluted earnings per share			907		1,726		940		1,699

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2017 and 2016

		Period Ended June 30
(in millions of Korean won)	Notes	2017 (Unaudited)				2016 (Unaudited)
		Three months		Six months		Three months		Six months

Profit for the period		~~W~~	258,078	~~W~~	482,420	~~W~~	255,246	~~W~~	470,388

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	13		(4,005)		(5,806)		(6,187)		(7,051)
Shares of remeasurement gain of associates and joint ventures			—		9		14		135
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	6		16,382		18,250		(7,787)		(15,309)
Other comprehensive income from available-for sale financial assets reclassified to profit or loss			(25,527)		(25,482)		(148)		(148)
Cash flow hedges	6		67,982		(48,159)		28,989		15,105
Other comprehensive income from cash flow hedges reclassified to profit or loss			(65,974)		60,843		(31,715)		(17,819)
Shares of other comprehensive income from associates and joint ventures			374		1,592		(2,111)		854
Exchange differences on translation of foreign operations			(4,342)		(9,683)		(259)		(768)

Other comprehensive income for the period, net of tax			(15,110)		(8,436)		(19,204)		(25,001)

Total comprehensive income for the period		~~W~~	242,968	~~W~~	473,984	~~W~~	236,042	~~W~~	445,387

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	210,500	~~W~~	427,709	~~W~~	216,104	~~W~~	395,522
Non-controlling interest			32,468		46,275		19,938		49,865

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2017 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Comprehensive income
Profit for the period			—		—		416,131		—		—		416,131		54,257		470,388
Changes in value of available-for-sale financial assets	6		—		—		—		(10,623)		—		(10,623)		(4,834)		(15,457)
Remeasurements of the net defined benefit liability	14		—		—		(2,700)		—		—		(2,700)		(4,351)		(7,051)
Valuation gains on cash flow hedge	6		—		—		—		(2,714)		—		(2,714)		—		(2,714)
Shares of other comprehensive income of joint ventures and associates			—		—		—		853		—		853		1		854
Shares of gain on remeasurements of joint ventures and associates			—		—		96		—		—		96		39		135
Exchange differences on translation of foreign operations			—		—		—		(5,521)		—		(5,521)		4,753		(768)

Total comprehensive income for the period			—		—		413,527		(18,005)		—		395,522		49,865		445,387

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(54,033)		(54,033)
Change in ownership interest in subsidiaries			—		—		—		—		4,022		4,022		(8,015)		(3,993)
Appropriation of loss on disposal of treasury stock			—		—		(50)		—		50		—		—		—
Others			—		—		—		—		70		70		(411)		(341)

Subtotal			—		—		(122,475)		—		4,142		(118,333)		(62,459)		(180,792)

Balance at June 30, 2016 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,350,357	~~W~~	(4,135)	~~W~~	(1,228,721)	~~W~~	11,122,258	~~W~~	1,307,802	~~W~~	12,430,060

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2017 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity

Balance at January 1, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

Comprehensive income
Profit for the period			—		—		422,952		—		—		422,952		59,468		482,420
Changes in value of available-for-sale financial assets	6		—		—		—		(4,794)		—		(4,794)		(2,438)		(7,232)
Remeasurements of net defined benefit liability	14		—		—		(3,883)		—		—		(3,883)		(1,923)		(5,806)
Valuation gain on cash flow hedge	6		—		—		—		12,684		—		12,684		—		12,684
Shares of other comprehensive income of associates and joint ventures			—		—		—		1,546		—		1,546		46		1,592
Shares of gain on remeasurements of associates and joint ventures			—		—		4		—		—		4		5		9
Exchange differences on translation of foreign operations			—		—		—		(800)		—		(800)		(8,883)		(9,683)

Total comprehensive income for the period			—		—		419,073		8,636		—		427,709		46,275		473,984

Transactions with owners
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Change in ownership interest in subsidiaries			—		—		—		—		8,397		8,397		20,559		28,956
Appropriations of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		(419)		(419)		193		(226)

Subtotal			—		—		(198,289)		—		10,290		(187,999)		(26,410)		(214,409)

Balance at June 30, 2017 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,877,328	~~W~~	7,204	~~W~~	(1,207,644)	~~W~~	11,681,645	~~W~~	1,372,709	~~W~~	13,054,354

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2017 and 2016

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2017 (Unaudited)		2016 (Unaudited)

Cash flows from operating activities
Cash generated from operations	23	~~W~~	2,087,572	~~W~~	2,858,434
Interest paid			(141,156)		(171,468)
Interest received			34,778		29,907
Dividends received			5,115		7,656
Income tax paid			(112,782)		(84,863)

Net cash inflow from operating activities			1,873,527		2,639,666

Cash flows from investing activities
Collection of loans			28,288		24,012
Disposal of current and non-current financial instruments			386,183		120,086
Disposal of available-for-sale financial assets			66,323		18,659
Disposal of investments in associates and joint ventures			57,952		8,224
Disposal of property and equipment and investment properties			33,515		29,708
Disposal of intangible assets			6,418		7,677
Loans granted			(19,470)		(20,454)
Acquisition of current and non-current financial instruments			(465,751)		(195,941)
Acquisition of available-for-sale financial assets			(21,524)		(45,626)
Acquisition of investments in associates and joint ventures			(11,830)		(17,396)
Acquisition of property and equipment and investment properties			(1,084,305)		(1,221,951)
Acquisition of intangible assets			(468,359)		(177,060)
Decrease in cash due to exclusion from consolidation scope			—		(1,496)

Net cash outflow from investing activities			(1,492,560)		(1,471,558)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2017 and 2016

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2017 (Unaudited)		2016 (Unaudited)

Cash flows from financing activities
Proceeds from borrowings and debentures			36,803		528,196
Settlement of derivative assets and liabilities, net			71,370		(33,199)
Repayments of borrowings and debentures			(1,480,812)		(962,125)
Decrease in finance leases liabilities			(36,181)		(36,854)
Dividends paid			(243,139)		(176,458)
Cash inflow(outflow) from consolidated equity transaction			28,321		(2,650)

Net cash outflow from financing activities			(1,623,638)		(683,090)

Effect of exchange rate change on cash and cash equivalents			(1,178)		(1,254)

Net increase(decrease) in cash and cash equivalents			(1,243,849)		483,764

Cash and cash equivalents
Beginning of the period			2,900,311		2,559,464

End of the period		~~W~~	1,656,462	~~W~~	3,043,228

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 56 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

1.2 Consolidated Subsidiaries

The consolidated subsidiaries as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2017	December 31, 2016	Closing month

KT Powertel Co., Ltd.[2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd.[2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2]	Online music production and distribution	Korea	42.5%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Innoedu Co., Ltd.	E-learning business	Korea	96.8%	96.8%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia Co., Ltd.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2017	December 31, 2016	Closing month

KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation[2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation[2,5]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
NgeneBio[4]	Medicine and Pharmacy development business	Korea	49.8%	49.8%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
N SEARCH MARKETING Corp.	Advertising agency business	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	92.3%	75.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BCCard Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.
[3]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
[5]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

There is no change in the scope of consolidation for the period ended June 30, 2017.

Summarized information for consolidated subsidiaries as of June 30, 2017 and December 31, 2016, and for the six-month periods ended June 30, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Total assets		Total liabilities		Operating revenues		Profit(loss) for the period

KT Powertel Co., Ltd.	~~W~~	112,175	~~W~~	16,067	~~W~~	34,384	~~W~~	2,290
KT Linkus Co., Ltd.		65,294		57,541		56,137		941
KT Submarine Co., Ltd.		153,260		47,695		36,576		5,154
KT Telecop Co., Ltd.		263,801		130,394		156,416		297
KT Hitel Co.,Ltd.		243,681		38,880		109,200		2,110
KT Service Bukbu		39,249		30,922		93,399		263
KT Service Nambu		40,605		32,294		111,858		(28)
BC Card Co., Ltd.[1]		2,703,742		1,669,672		1,810,363		92,095
H&C Network[1]		269,569		72,301		131,940		4,651
Nasmedia Co., Ltd.[1]		266,381		152,297		59,700		13,093
KTDS Co., Ltd.[1]		156,434		108,771		223,254		7,787
KT M Hows Co., Ltd.		33,189		20,345		11,061		2,770
KT M&S Co., Ltd.		248,979		235,958		333,075		(7,327)
GENIE Music Corporation		141,201		46,324		72,563		117
KT Skylife Co., Ltd.[1]		744,249		185,827		329,962		33,559
KT Estate Inc.[1]		1,642,378		284,874		268,502		32,750
KTSB Data service		19,099		569		2,406		(786)
KT Innoedu Co., Ltd.		6,079		8,156		5,816		(1,320)
KT Sat Co., Ltd.		747,157		237,602		72,572		18,793
KT Sports		25,268		16,437		26,966		5,488
KT Music Contents Fund No.1		9,731		904		170		66
KT-Michigan Global Content Fund		14,701		—		141		(153)
Autopion Co., Ltd.		6,335		3,128		3,186		(154)
KT M mobile		111,882		20,890		75,593		(20,084)
KT Investment Co., Ltd.[1]		38,606		22,286		1,090		(22)
NgeneBio		5,330		5,417		76		(1,894)
KTCS Corporation[1]		271,321		115,854		399,846		4,242
KTIS Corporation		236,291		77,307		216,414		4,320
Korea Telecom Japan Co., Ltd.		2,569		4,780		749		(451)
Korea Telecom China Co., Ltd.		618		236		423		78
KT Dutch B.V		32,383		69		195		199
Super iMax LLC		8,765		6,715		6,315		(1,166)
East Telecom LLC		27,045		8,950		11,867		220
Korea Telecom America, Inc.		4,090		905		3,381		190
PT. KT Indonesia		9		—		—		(6)
KT Rwanda Networks Ltd.[2]		167,175		143,272		6,991		(12,257)
KT Belguium		92,426		19		—		19
KT ORS Belgium		1,906		29		—		(9)
KBTO sp.zo.o.		935		193		22		(1,881)
AOS Ltd.[2]		7,480		1,846		2,942		(413)
KT Hongkong Telecommunications Co., Ltd.		2,004		1,166		2,988		178

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period

KT Powertel Co., Ltd.	~~W~~	113,725	~~W~~	19,899	~~W~~	41,537	~~W~~	(198)
KT Linkus Co., Ltd.		64,318		56,953		59,855		(4,520)
KT Submarine Co., Ltd.		156,993		55,573		46,167		4,543
KT Telecop Co., Ltd.		265,553		132,344		151,323		(1,123)
KT Hitel Co.,Ltd.		249,202		46,941		91,246		395
KT Service Bukbu		32,863		24,580		87,486		(1,170)
KT Service Nambu		32,621		24,282		108,540		(1,195)
BC Card Co., Ltd.[1]		3,651,065		2,602,404		1,749,926		90,182
H&C Network[1]		272,110		80,983		127,804		8,856
Nasmedia Co., Ltd.[1]		263,925		159,502		28,026		5,057
KTDS Co., Ltd.[1]		197,970		151,644		215,428		5,821
KT M Hows Co., Ltd.		28,539		18,466		8,936		983
KT M&S Co., Ltd.		247,854		227,507		350,223		(7,579)
GENIE Music Corporation		110,080		41,953		50,768		2,462
KT Skylife Co., Ltd.[1]		777,948		231,452		329,844		42,580
KT Estate Inc.[1]		1,658,164		286,715		171,040		15,290
KTSB Data service		20,075		759		2,655		(874)
KT Innoedu Co., Ltd.		6,477		7,259		8,049		(279)
KT Sat Co., Ltd.		744,653		253,041		72,403		17,192
KT Sports		16,925		13,573		25,844		4,426
KT Music Contents Fund No.1		10,592		331		45		(75)
KT-Michigan Global Content Fund		16,250		163		106		(215)
Autopion Co., Ltd.		6,163		2,794		4,003		(344)
KT M mobile		131,446		20,369		51,009		(20,420)
KT Investment Co., Ltd.[1]		39,506		23,123		1,603		(265)
NgeneBio		6,361		4,733		31		(706)
KTCS Corporation[1]		322,768		166,642		413,491		3,423
KTIS Corporation		221,176		63,871		211,476		5,739
SMART CHANNEL Co., Ltd		—		—		—		(872)
Korea Telecom Japan Co., Ltd.		3,592		5,374		2,253		(769)
Korea Telecom China Co., Ltd.		532		188		610		59
KT Dutch B.V		34,197		73		84		52
Super iMax LLC		10,308		6,734		5,065		(182)
East Telecom LLC		31,885		16,554		13,276		1,926
Korea Telecom America, Inc.		4,464		1,306		3,665		140
PT. KT Indonesia		16		—		—		(5)
KT Rwanda Networks Ltd.[2]		167,112		138,651		6,139		(17,148)
KT Belguium		79,391		7		—		(1)
KT ORS Belgium		2,013		23		—		(13)
KBTO sp.zo.o.		1,166		2,378		1		(466)
AOS Ltd.[2]		10,025		3,179		11,331		1,241
KT Hongkong Telecommunications Co., Ltd.		1,571		956		—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	The redeemable preferred stocks issued by subsidiaries are included as of June 30, 2017 and December 31, 2016.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2017, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of June 30, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(1)	New standards and amendments adopted by the Group

The Group newly applied the following amended standards for the annual period beginning on January 1, 2017, and the application does not have a material impact on the consolidated interim financial statements.

•	Amendment to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash Flows require to provide disclosures that enable users to financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendment to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

(2)	New and amended standards and interpretations not yet adopted by the Group

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2017, and not early adopted are enumerated below:

•	Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements, since the Group is not classified as a venture capital organization.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendment also clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Group is in preparation for analyzing the effects to the consolidated financial statement.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income[1]
Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of June 30, 2017, the Group owns loans and receivables of ~~W~~7,905,785 million, financial assets available-for-sales of ~~W~~391,865 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Group can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at June 30, 2017, the Group holds equity instruments of ~~W~~385,085 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Group could recognize credit losses early in accordance with Korean IFRS 1039. The Group holds debt instrument of ~~W~~7,906,009 million (Loans and receivables of ~~W~~7,905,785 million, Held-to-maturity ~~W~~224 million). For this assets, the Group provides loss allowance of ~~W~~590,795 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of June 30, 2017, the Group applies the hedge accounting to its assets, liabilities that amount to ~~W~~41,925 million, ~~W~~32,339 million respectively.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018. Earlier adoption is permitted under Korean IFRS. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Group must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group had organized a separate Task Force team since December 31, 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Group develops the internal control system and constructs accounting process system by analyzing the Group’s revenue structure with accounting firm and computation expert. Korean IFRS 1115 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Group opens an orientation program for both Company’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

As of the June 30, 2017 the Group is analyzing the effects on the consolidated financial statements with the implementation of Korean IFRS 1115. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b)	Allocation the transaction price

With the implementation of Korean IFRS 1115, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fess that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed consolidated interim financial statements are consistent with those of the previous financial year, except for the changes due to the application of amendments and enactments of standards described in Note 2.1

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparations of their condensed consolidated interim financial statements are the same as those that applied to the consolidated financial statements for the year ended December 31, 2016.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total

Cash and cash equivalents	~~W~~	1,656,462	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,656,462
Trade and other receivables		5,134,089		—		—		—		—		5,134,089
Other financial assets		1,115,234		12,106		41,925		391,865		224		1,561,354

(In millions of Korean won)	June 30, 2017
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	6,694,516	~~W~~	6,694,516
Borrowings		—		—		6,524,948		6,524,948
Other financial liabilities		1,973		32,339		89,004		123,316

(In millions of Korean won)	December 31, 2016
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total

Cash and cash equivalents	~~W~~	2,900,311	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,900,311
Trade and other receivables		6,040,256		—		—		—		—		6,040,256
Other financial assets		716,769		6,277		227,318		404,774		30,143		1,385,281

(In millions of Korean won)	December 31, 2016
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	8,328,082	~~W~~	8,328,082
Borrowings		—		—		8,120,791		8,120,791
Other financial liabilities		1,973		14,928		91,763		108,664

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

5.	Trade and Other Receivables

Trade and other receivables as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount

Current assets
Trade receivables	~~W~~	3,196,661	~~W~~	(452,317)	~~W~~	(7,473)	~~W~~	2,736,871
Other receivables		1,851,829		(118,544)		(266)		1,733,019

Total	~~W~~	5,048,490	~~W~~	(570,861)	~~W~~	(7,739)	~~W~~	4,469,890

Non-current assets
Trade receivables	~~W~~	210,963	~~W~~	(601)	~~W~~	(9,399)	~~W~~	200,963
Other receivables		508,042		(19,333)		(25,473)		463,236

Total	~~W~~	719,005	~~W~~	(19,934)	~~W~~	(34,872)	~~W~~	664,199

	December 31, 2016
(In millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount

Current assets
Trade receivables	~~W~~	3,161,234	~~W~~	(470,239)	~~W~~	(5,343)	~~W~~	2,685,652
Other receivables		2,767,835		(121,972)		(270)		2,645,593

Total	~~W~~	5,929,069	~~W~~	(592,211)	~~W~~	(5,613)	~~W~~	5,331,245

Non-current assets
Trade receivables	~~W~~	263,367	~~W~~	(632)	~~W~~	(12,835)	~~W~~	249,900
Other receivables		507,251		(19,644)		(28,496)		459,111

Total	~~W~~	770,618	~~W~~	(20,276)	~~W~~	(41,331)	~~W~~	709,011

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of aging analysis of trade receivables as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Neither past due nor impaired	~~W~~	2,464,826	~~W~~	2,377,637

Past due and impaired
Up to 6 months		605,680		685,288
6 months to 12 months		85,678		87,547
Over 12 months		234,568		255,951

		925,926		1,028,786
Less: Allowance for doubtful accounts		(452,918)		(470,871)

Total	~~W~~	2,937,834	~~W~~	2,935,552

Details of other receivables as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Loans	~~W~~	72,327	~~W~~	80,308
Receivables[1]		1,783,286		2,713,070
Accrued income		19,599		9,903
Refundable deposits		397,666		390,035
Loans receivable		15,274		10,355
Finance lease receivables		18,202		16,280
Others		27,778		26,369
Less: Allowance for doubtful accounts		(137,877)		(141,616)

Total	~~W~~	2,196,255	~~W~~	3,104,704

[1]	As of June 30, 2017, the settlement receivables of BC Card Co., Ltd. of ~~W~~1,069,962 million (December 31, 2016: ~~W~~1,962,880 million) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of aging analysis of other receivables as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Neither past due nor impaired	~~W~~	2,057,652	~~W~~	2,975,132

Past due and impaired
Up to 6 months		130,962		134,231
6 months to 12 months		17,776		12,805
Over 12 months		127,742		124,152

		276,480		271,188
Less: Allowance for doubtful acoounts		(137,877)		(141,616)

Total	~~W~~	2,196,255	~~W~~	3,104,704

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of June 30, 2017.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Other financial assets
Financial assets at fair value through profit or loss	~~W~~	12,106	~~W~~	6,277
Derivatives used for hedge		41,925		227,318
Financial instruments[1]		1,115,234		716,769
Available-for-sale financial assets[1]		391,865		404,774
Held-to-maturity investments		224		30,143
Less: Non-current		(856,916)		(664,726)

Current	~~W~~	704,438	~~W~~	720,555

Other financial liabilities
Financial liabilities at fair value through the profit or loss	~~W~~	1,973	~~W~~	1,973
Derivatives used for hedge		32,339		14,928
Other financial liabilities		89,004		91,763
Less: Non-current		(109,703)		(108,431)

Current	~~W~~	13,613	~~W~~	233

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	As of June 30, 2017, the Group’s financial instruments includes MMW(money market wrap) and MMT(money market trust) amounting to ~~W~~703,853. In addition, the Group’s financial instruments amounting to ~~W~~51,895 million (December 31, 2016: ~~W~~49,721 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

Financial instruments at fair value through profit or loss as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017				December 31, 2016
	Assets		Liabilities		Assets		Liabilities

Financial instruments at fair value through profit or loss	~~W~~	12,106	~~W~~	—	~~W~~	6,277	~~W~~	—
Other derivatives liabilities		—		1,973		—		1,973

The maximum exposure of financial instruments at fair value through profit or loss to credit risk is the carrying amount as of June 30, 2017.

Derivatives used for hedge as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of Korean won)	June 30, 2017				December 31, 2016
	Assets		Liabilities		Assets		Liabilities

Interest rate swap[1]	~~W~~	—	~~W~~	4,122	~~W~~	—	~~W~~	3,278
Currency swap[2]		40,719		27,429		214,648		11,650
Currency forwards[3]		1,206		788		12,670		—

Total		41,925		32,339		227,318		14,928
Less: non-current		(28,906)		(18,726)		(97,220)		(14,695)

Current	~~W~~	13,019	~~W~~	13,613	~~W~~	130,098	~~W~~	233

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.
[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The valuation gains and losses on the derivatives contracts for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017						2016
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]

Interest rate swap	~~W~~	—	~~W~~	(75)	~~W~~	(888)	~~W~~	—	~~W~~	118	~~W~~	(4,058)
Currency swap		—		77,813		(62,253)		35,003		11,591		23,212
Currency forwards		—		11,861		(393)		—		—		773

Total	~~W~~	—	~~W~~	89,599	~~W~~	(63,534)	~~W~~	35,003	~~W~~	11,709	~~W~~	19,927

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The Group recognized valuation loss of ~~W~~21 million (2016: valuation gain of ~~W~~575 million) for the period ended June 30, 2017, as the ineffective portion of cash flow hedge in the statement of profit or loss.

Details of available-for-sale financial assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Marketable equity securities	~~W~~	5,663	~~W~~	5,387
Non-marketable equity securities		379,422		372,703
Debt securities		6,780		26,684

Total		391,865		404,774
Less: non-current		(391,730)		(384,798)

Current	~~W~~	135	~~W~~	19,976

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes of available-for-sale financial assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Beginning	~~W~~	404,774	~~W~~	360,037
Acquisition		21,524		46,031
Disposal		(58,510)		(9,255)
Valuation[1]		24,077		(20,197)

Ending	~~W~~	391,865	~~W~~	376,616

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is the carrying amount as of June 30, 2017.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 15).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

7.	Inventories

Inventories as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017						December 31, 2016
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount

Merchandise	~~W~~	451,254	~~W~~	(46,287)	~~W~~	404,967	~~W~~	403,938	~~W~~	(46,634)	~~W~~	357,304
Others		14,983		—		14,983		21,171		(494)		20,677

Total	~~W~~	466,237	~~W~~	(46,287)	~~W~~	419,950	~~W~~	425,109	~~W~~	(47,128)	~~W~~	377,981

Cost of inventories recognized as expenses for the six-month period ended June 30, 2017, amounts to ~~W~~1,726,822 million (2016: ~~W~~1,673,665 million) and reversal of valuation allowance on inventory amounts to ~~W~~841 million for the six-month period ended June 30, 2017 (2016: reversal of valuation allowance of ~~W~~8,890 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Other assets
Advance payments	~~W~~	129,167	~~W~~	148,299
Prepaid expenses		302,861		255,464
Others		9,908		13,471
Less: Non-current		(100,768)		(106,099)

Current	~~W~~	341,168	~~W~~	311,135

Other liabilities
Advances received	~~W~~	169,341	~~W~~	192,445
Withholdings		76,222		89,679
Unearned revenue		30,093		24,142
Others		2,223		6,160
Less: Non-current		(33,443)		(27,125)

Current	~~W~~	244,436	~~W~~	285,301

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

9.	Property and Equipment, Investment Properties, Intangible Assets, and Leases

Changes in property and equipment for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Beginning, net	~~W~~	14,312,111	~~W~~	14,478,914
Acquisition		652,374		746,292
Disposal and termination		(116,677)		(54,806)
Depreciation		(1,382,514)		(1,377,005)
Transfer from(to) investment property		(77,774)		48,234
Others		22,162		6,841

Ending, net	~~W~~	13,409,682	~~W~~	13,848,470

Details of property and equipment provided as collateral as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	13,257	~~W~~	16,000	Borrowings	~~W~~	6,733	Standard Charted Bank / Korea Development Bank
Others		54,128		41,220	Borrowings		20,513	Shinhan Bank

(In millions of Korean won)	December 31, 2016
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	13,337	~~W~~	16,009	Borrowings	~~W~~	11,540	Standard Charted Bank / Korea Development Bank
Others		55,951		43,506	Borrowings		25,379	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in investment properties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Beginning	~~W~~	1,148,044	~~W~~	1,102,070
Acquisition		26,938		71,678
Disposal		(21,669)		(10,911)
Depreciation		(31,093)		(29,627)
Transfer from(to) property and equipment		77,774		(48,234)

Ending	~~W~~	1,199,994	~~W~~	1,084,976

Details of investment properties provided as collateral as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017
	Carrying amount		Secured amount		Related account	Related amount

Buildings	~~W~~	782,553	~~W~~	98,997	Deposits	~~W~~	84,253
Land and Buildings		7,943		7,900	Borrowing		5,267

(In millions of Korean won)	December 31, 2016
	Carrying amount		Secured amount		Related account	Related amount

Buildings	~~W~~	711,989	~~W~~	98,543	Deposits	~~W~~	84,334
Land and Buildings		8,035		7,891	Borrowing		5,260

Changes in intangible assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Beginning, net	~~W~~	3,022,803	~~W~~	2,599,751
Acquisition and capital expenditure		249,298		59,311
Disposal and termination		(6,760)		(15,874)
Amortization		(313,134)		(294,801)
Others		(610)		7,215

Ending, net	~~W~~	2,951,597	~~W~~	2,355,602

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The carrying amount of facility usage rights not amortized due to indefinite useful lives, except for goodwill, is ~~W~~127,070 million as of June 30, 2017 (December 31, 2016: ~~W~~128,539 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of June 30, 2017, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash generating Unit	Amount

Marketing/Customer
Telecom Wireless business	~~W~~	65,057
Finance
BC Card Co., Ltd.		41,234
Satellite broadcasting
KT Skylife Co., Ltd.		78,200
Others
N SEARCH MARKETING Corporation		42,745
GENIE Music Corporation (formerly KT Music Corporation) and others		26,250

Total	~~W~~	253,486

The Group’s non-cancellable lease arrangements as of June 30, 2017, are as follows:

(a)	The Group as a Lessee

Finance Lease

Details of finance lease assets as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Acquisition costs	~~W~~	313,428	~~W~~	298,631
Less: Accumulated depreciation		(124,274)		(105,013)

Net balance	~~W~~	189,154	~~W~~	193,618

As of June 30, 2017, the Group recognizes financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~28,942 million (2016: ~~W~~25,415 million) for the six-month period ended June 30, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of future minimum lease payments as of June 30, 2017 and December 31, 2016, under finance lease contracts are summarized below:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Total amount of minimum lease payments
Within one year	~~W~~	83,764	~~W~~	79,644
From one year to five years		124,031		131,813
Over five years		72		—

Total		207,867		211,457

Unrealized interest expense		34,309		30,743

Net amount of minimum lease payments
Within one year		67,603		64,008
From one year to five years		105,884		116,706
Over five years		71		—

Total	~~W~~	173,558	~~W~~	180,714

Operating Lease

Details of future minimum lease payments as of June 30, 2017 and December 31, 2016, under operating lease contracts are summarized below:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Within one year	~~W~~	136,054	~~W~~	102,015
From one year to five years		182,730		270,462
Over five years		2,434		16,549

Total	~~W~~	321,218	~~W~~	389,026

Operating lease expenses incurred for the six-month periods ended June 30, 2017 and 2016, amounted to ~~W~~61,217 million and ~~W~~56,977 million, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

10.	Investments in Associates and Joint ventures

Details of associates as of June 30, 2017 and December 31, 2016, are as follows:

	Percentage of ownership (%)		Location	Reporting period end
	June 30, 2017	December 31, 2016

Korea Information & Technology Fund	33.3%	33.3%	Korea	June 30
KT-SB Venture Investment[1]	50.0%	50.0%	Korea	June 30
Mongolian Telecommunications	40.0%	40.0%	Mongolia	June 30
KT-IBKC future investment fund[1]	50.0%	50.0%	Korea	June 30
KT-CKP New Media Investment Fund	49.7%	49.7%	China	June 30
KT Wibro Infra Co., Ltd.	—	26.2%	Korea	—

[1]	At the end of the reporting period, even though the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending

Korea Information & Technology Fund	~~W~~	134,969	~~W~~	—	~~W~~	(715)	~~W~~	1,036	~~W~~	135,290
KT-SB Venture Investment		4,736		(1,069)		(721)		—		2,946
Mongolian Telecommunications		6,244		—		(272)		(5)		5,967
KT-IBKC future investment fund[1]		3,621		7,500		(149)		—		10,972
KT-CKP New Media Investment Fund		4,454		(2,700)		738		(1)		2,491
KT Wibro Infra Co., Ltd.		52,200		(52,200)		—		—		—
Others		77,851		1,373		(1,310)		(1,746)		76,168

	~~W~~	284,075	~~W~~	(47,096)	~~W~~	(2,429)	~~W~~	(716)	~~W~~	233,834

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	2016
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending

Korea Information & Technology Fund	~~W~~	127,583	~~W~~	—	~~W~~	7,439	~~W~~	(60)	~~W~~	134,962
KT-SB Venture Investment		4,861		—		(62)		—		4,799
Mongolian Telecommunications		7,483		—		(219)		—		7,264
KT-CKP New Media Investment Fund		3,860		—		393		—		4,253
KT Wibro Infra Co., Ltd.		69,328		—		521		—		69,849
Others		56,914		10,749		640		1,857		70,160

	~~W~~	270,029	~~W~~	10,749	~~W~~	8,712	~~W~~	1,797	~~W~~	291,287

[1]	KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in loss from associates and joint ventures of ~~W~~20 million (2016: ~~W~~35 million) recognized as operating expense during the period.

Summarized statements of financial position as of June 30, 2017 and December 31, 2016 and summarized statements of profit or loss for the periods ended June 30, 2017 and 2016 of associates and joint ventures are as follows:

(In millions of Korean won)	2017
	Assets		Liabilities		Operating revenue		Profit (loss) for the period

Korea Information & Technology Fund	~~W~~	405,870	~~W~~	—	~~W~~	12,600	~~W~~	(2,145)
KT-SB Venture Investment		5,891		—		3		(1,442)
Mongolian Telecommunications		19,148		4,231		5,124		(679)
KT-IBKC future investment fund[1]		21,944		—		7		(299)
KT-CKP New Media Investment Fund		5,016		—		1,421		1,485

(In millions of Korean won)	2016
	Assets		Liabilities		Operating revenue		Profit (loss) for the period

Korea Information & Technology Fund	~~W~~	404,908	~~W~~	—	~~W~~	25,980	~~W~~	22,317
KT-SB Venture Investment		9,713		242		1		(124)
Mongolian Telecommunications		18,907		3,296		5,654		(547)
KT-IBKC future investment fund[1]		7,393		151		—		—
KT-CKP New Media Investment Fund		8,971		4		920		792
KT Wibro Infra Co., Ltd.		274,817		5,048		195		1,985

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Marketable investments in associates and joint ventures as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
	Number of shares	Carrying amount		Fair Value
		(In millions of Korean won)		(In millions of Korean won)

Mongolian Telecommunications	10,348,111	~~W~~	5,967	~~W~~	2,557

	December 31, 2016
	Number of shares	Carrying amount		Fair Value
		(In millions of Korean won)		(In millions of Korean won)

Mongolian Telecommunications	10,348,111	~~W~~	6,244	~~W~~	3,940

Due to the discontinuance of equity method of accounting, the Group has not recognized proft from associates and joint ventures of ~~W~~1,410 million for the six-month period ended June 30, 2017 (2016: unrecognized loss ~~W~~3,345 million). The accumulated comprehensive loss of associates and joint ventures as of June 30, 2017, which was not recognized by the Group is ~~W~~16,686 million (December 31, 2016: ~~W~~18,096 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

11.	Trade and Other Payables

Details of trade and other payables as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Current liabilities
Trade payables	~~W~~	1,152,010	~~W~~	1,235,955
Other payables		4,542,489		5,903,816

Total	~~W~~	5,694,499	~~W~~	7,139,771

Non-current liabilities
Trade payables	~~W~~	7,189	~~W~~	8,041
Other payables		992,828		1,180,270

Total	~~W~~	1,000,017	~~W~~	1,188,311

Details of other payables as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Non-trade payables[1]	~~W~~	3,170,525	~~W~~	4,803,642
Accrued expenses		1,136,333		1,061,002
Operating deposits		844,553		861,739
Others		383,906		357,703
Less: non-current		(992,828)		(1,180,270)

Current	~~W~~	4,542,489	~~W~~	5,903,816

[1]	Settlement payables of BC Card Co., Ltd. of ~~W~~1,189,567 million related to credit card transactions are included as of June 30, 2017 (December 31, 2016: ~~W~~2,095,989 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

12.	Borrowings

Details of borrowings as of June 30, 2017 and December 31, 2016, are as follows:

Debentures

(In millions of Korean won and thousands of foreign currencies)			June 30, 2017		December 31, 2016
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won

MTNP notes[1]	Sept. 07, 2034	6.50%	USD 100,000	113,960	USD 100,000	120,850
MTNP notes	Jan. 20, 2017	—	—	—	USD 350,000	422,975
FR notes[2]	Aug. 28, 2018	LIBOR(3M)+1.15%	USD 300,000	341,880	USD 300,000	362,550
MTNP notes	Apr. 22, 2017	—	—	—	USD 650,000	785,525
MTNP notes	Apr. 22, 2019	2.63%	USD 350,000	398,860	USD 350,000	422,975
MTNP notes	Jan. 29, 2018	0.86%	JPY 6,800,000	69,193	JPY 6,800,000	70,503
MTNP notes	Feb. 23, 2018	0.48%	JPY 15,000,000	152,633	JPY 15,000,000	155,522
MTNP notes	July 18, 2026	2.50%	USD 400,000	455,840	USD 400,000	483,400
The 173-2nd Public bond	Aug. 06, 2018	6.62%	—	100,000	—	100,000
The 177-3rd Public bond	Feb. 09, 2017	—	—	—	—	170,000
The 179th Public bond	Mar. 29, 2018	4.47%	—	260,000	—	260,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%	—	380,000	—	380,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%	—	90,000	—	90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—	250,000	—	250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—	100,000	—	100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—	90,000	—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—	160,000	—	160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%	—	120,000	—	120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—	190,000	—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—	100,000	—	100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%	—	200,000	—	200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%	—	300,000	—	300,000
The 186-1st Public bond	June 26, 2017	—	—	—	—	120,000
The 186-2nd Public bond	June 26, 2019	3.08%	—	170,000	—	170,000
The 186-3rd Public bond	June 26, 2024	3.42%	—	110,000	—	110,000
The 186-4th Public bond	June 26, 2034	3.70%	—	100,000	—	100,000
The 187-1st Public bond	Sept. 02, 2017	2.69%	—	110,000	—	110,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%	—	220,000	—	220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%	—	170,000	—	170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%	—	100,000	—	100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—	160,000	—	160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—	240,000	—	240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—	50,000	—	50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%	—	100,000	—	100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%	—	130,000	—	130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%	—	100,000	—	100,000
The 189-4rd Public bond	Jan. 27, 2036	2.35%	—	70,000	—	70,000
The 17th unsecured bond	Apr. 22, 2018	1.89%	—	60,000	—	60,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won and thousands of foreign currencies)			June 30, 2017			December 31, 2016
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

Private convertible bond	Nov. 11, 2020	3.48%	—		2,300	—		—

					5,764,666			7,344,300
Less: Current portion					(771,251)			(1,607,570)
Discount on bonds					(17,118)			(20,852)

Total				~~W~~	4,976,297		~~W~~	5,715,878

[1]	As of June 30, 2017, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
[2]	LIBOR(3M) is approximately 1.299% as of June 30, 2017.

Short-term borrowings

(In millions of Korean won)			June 30, 2017		December 31, 2016
Financial institution	Type	Annual interest rates

Shinhan Bank	Loans for working capital	3.13% ~ 5.15%	~~W~~	112,400	~~W~~	120,300
Standard Charted Bank	Loans for working capital	2.25%		8,000		8,000
Korea Development Bank	Credit loans	1.97%~3.47%		16,000		20,800
Indutrial Bank of Korea	Credit loans	4.95%		1,000		1,000
SooHyup Bank	Loans for working capital	3.76%		3,000		3,000
Kookmin Bank	Bank overdraft	3.27%		3,000		—

Total			~~W~~	143,400	~~W~~	153,100

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			June 30, 2017			December 31, 2016
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

Export-Import	Inter-Korean
Bank of Korea	Cooperation Fund[1]	2.00%	—	~~W~~	5,181	—	~~W~~	5,181
Shinhan Bank	General loans	2.43% ~ 2.87%	—		31,000	—		31,000
	Facility loans	2.56%	—		6,000	—		6,493
	Vessel facility loans[2]	LIBOR(3M)+0.706%	USD 18,000		20,513	USD 21,000		25,379
KEB Hana Bank	General loans	3.95%	—		3,000	—		3,000
Woori Bank	General loans	2.70% ~ 3.94%	—		13,000	—		13,000
NongHyup Bank	Facility loans	2.00% ~ 2.86%	—		8,123	—		123
Korea Development Bank	General loans	3.27%	—		30,000	—		30,000
Kookmin Bank	Facility loans	2.59%	—		4,667	—		7,000
NH Investment & Security Co., Ltd.	Commercial papers	3.17%	—		300,000	—		300,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won and thousands of foreign currencies)			June 30, 2017			December 31, 2016
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

Others	Redeemable convertible preferred stock[3]	1.00%	—		950	—		950
Others	Kookmin Bank and other	3.15%	USD 185,650		211,566	USD 183,796		222,117

				~~W~~	634,000		~~W~~	644,243

Less: Current portion					(74,038)			(59,331)

Total				~~W~~	559,962		~~W~~	584,912

[1]	The Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 1.299% as of June 30, 2017.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of June 30, 2017, is as follows:

(In millions of Korean won)
	Debentures						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total		Total

July 1, 2017~ June 30, 2018	~~W~~	550,000	~~W~~	221,826	~~W~~	771,826	~~W~~	166,060	~~W~~	51,378	~~W~~	217,438	~~W~~	989,264
July 1, 2018~ June 30, 2019		660,000		740,740		1,400,740		375,468		51,378		426,846		1,827,586
July 1, 2019~ June 30, 2020		380,000		—		380,000		518		51,378		51,896		431,896
July 1, 2020~ June 30, 2021		812,300		—		812,300		518		44,540		45,058		857,358
Thereafter		1,830,000		569,800		2,399,800		2,756		33,406		36,162		2,435,962

	~~W~~	4,232,300	~~W~~	1,532,366	~~W~~	5,764,666	~~W~~	545,320	~~W~~	232,080	~~W~~	777,400	~~W~~	6,542,066

Carrying amount and fair value of the Group’s debentures and borrowings as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017				December 31, 2016
Type	Carrying amount		Fair Value		Carrying amount		Fair Value

Debentures	~~W~~	5,747,548	~~W~~	5,796,041	~~W~~	7,323,448	~~W~~	7,387,085
Long-term borrowings (including current portion of long-term borrowings)		634,000		633,657		644,243		644,010
Short-term borrowings		143,400		143,400		153,100		153,100

Total	~~W~~	6,524,948	~~W~~	6,573,098	~~W~~	8,120,791	~~W~~	8,184,195

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The fair values of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 1.89%~ 3.95% as of June 30, 2017 (December 31, 2016: 1.36% ~ 3.95%).

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Litigation		Restoration cost		Others		Total

Beginning balance	~~W~~	19,038	~~W~~	101,312	~~W~~	76,829	~~W~~	197,179
Increase (transfer)		2,612		1,722		6,321		10,655
Usage		(40)		(1,694)		(7,580)		(9,314)
Reversal		—		(717)		(10,937)		(11,654)

Ending balance	~~W~~	21,610	~~W~~	100,623	~~W~~	64,633	~~W~~	186,866

Current		21,610		1,847		60,224		83,681
Non-current		—		98,776		4,409		103,185

	2016
(In millions of Korean won)	Litigation		Restoration cost		Others		Total

Beginning balance	~~W~~	17,524	~~W~~	91,827	~~W~~	85,921	~~W~~	195,272
Increase (transfer)		1		7,026		21,028		28,055
Usage		(468)		(1,651)		(25,422)		(27,541)
Reversal		(11)		(489)		(1,066)		(1,566)

Ending balance	~~W~~	17,046	~~W~~	96,713	~~W~~	80,461	~~W~~	194,220

Current		17,046		873		79,039		96,958
Non-current		—		95,840		1,422		97,262

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Present value of defined benefit obligations	~~W~~	1,791,994	~~W~~	1,713,184
Fair value of plan assets		(1,309,866)		(1,334,780)

Liabilities	~~W~~	482,128	~~W~~	378,404

Changes in the defined benefit obligations for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Beginning	~~W~~	1,713,184	~~W~~	1,601,974
Current service cost		104,108		102,752
Interest expense		18,863		18,289
Benefits paid		(48,592)		(44,589)
Remeasurements of net defined benefit liabilities		4,431		10,234

Ending	~~W~~	1,791,994	~~W~~	1,688,660

Changes in the fair value of plan assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Beginning	~~W~~	1,334,780	~~W~~	1,077,891
Interest income		14,656		12,408
Remeasurements on plan assets		(3,228)		932
Employer contributions		7,271		11,339
Benefits paid		(43,613)		(39,831)

Ending	~~W~~	1,309,866	~~W~~	1,062,739

Amounts recognized in the statements of profit or loss for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Current service cost	~~W~~	104,108	~~W~~	102,752
Net interest cost		4,207		5,881
Transfer out		(5,075)		(5,841)

Total expenses	~~W~~	103,240	~~W~~	102,792

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

15.	Commitments and Contingencies

As of June 30, 2017, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount

Bank overdraft	Kookmin Bank and others	KRW	1,733,300	—
Commercial papers Factoring	KEB Hana Bank and others	KRW	300,000	300,000
Collateralized loan on accounts receivable-trade	NH Bank	KRW	30,000	—
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	350,000	17,858
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,015
Loans for working capital	Korea Development Bank and others	KRW	304,100	228,400
		USD	960	—
Green energy factoring	Shinhan Bank	KRW	48	48
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	10,789	10,789
		USD	212,000	185,650
Facility loans on ships	Shinhan Bank	USD	18,000	18,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Total		KRW	2,815,937	563,291
		USD	242,460	203,650

As of June 30, 2017, guarantees received from financial institutions and others are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit

Performance guarantee	Seoul Guarantee Insurance and others	KRW USD	103,265 4,148
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in foreign currency	Export-Import Bank of Korea and others	USD PLN[1]	52,080 23,000
Guarantee for advances received	Export-Import Bank of Korea	USD	7,414
Comprehensive credit line	KEB Hana Bank and others	KRW	45,000
Guarantee for payment in local currency	Kookmin Bank and others	KRW	1,255
Bid guarantee	Korea Software Financial Cooperative	KRW	117,777
Performance guarantee /Warranty Guarantee	Korea Software Financial Cooperative	KRW	258,526
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW	74,123
Warranty guarantee	Seoul Guarantee Insurance	KRW	2,900
Guarantees for licensing	Seoul Guarantee Insurance	KRW	4,517
Insurance of guarantee for security deposit	Seoul Guarantee Insurance	KRW	20,140

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit

Guarantees for public sale	Seoul Guarantee Insurance	KRW		300
Guarantees for deposits	Seoul Guarantee Insurance and others	KRW		2,876
Total		KRW USD PLN	[1]	630,679 69,622 23,000

[1]	Polish Zloty.

As of June 30, 2017, guarantees provided by the Group for third parties, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period

KT Corporation	REUD Co., Ltd.	Korea Investment & Securities	6,000	1,800	May 26, 2017 ~Oct. 25, 2017
KT Estate Inc.	Individuals with the right of ownership of Busan Lotte Castle Blue Ocean Apartment	Shinhan Bank	56,373	46,977	July 31, 2015 ~Nov. 30, 2017

During the six-month period ended June 30, 2017, the Group entered into agreements with Giga LTE Thirty first to Thirty third Securitization Specialty Co., Ltd. (2016: Olleh KT Twenty fifth to Twenty sixth Securitization Specialty Co., Ltd. and Giga LTE twenty seventh to thirtieth.), and disposed its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of June 30, 2017, the Group is a defendant in 196 lawsuits with the total claimed amount of ~~W~~115,326 million. As of June 30, 2017, litigation provisions of ~~W~~21,610 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated at the end of the reporting period.

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Controlling Company and its subsidiary, KT Sat, at the International Court of Arbitration of the International Chamber of Commerce(ICC) on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. These two arbitrations are merged in one process by ICC and the arbitration is in process. ICC made a judgement that ABS has the ownership of the artificial satellite, KOREASAT 3, on July 18, 2017. For this judgement, as joint defendants of this arbitration, the Controlling Company and its subsidiary, KT Sat, plan to sue for the cancelation of arbitration. The final outcome of this arbitration cannot be reasonably estimated.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

16.	Retained Earnings

Details of retained earnings as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Legal reserve[1]	~~W~~	782,725	~~W~~	782,249
Voluntary reserves[2]		4,651,904		4,651,362
Unappropriated retained earnings		4,442,699		4,222,933

Total	~~W~~	9,877,328	~~W~~	9,656,544

[1]	The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

17.	Other Components of Equity

The Group’s other components of equity as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

Treasury stock	~~W~~	(859,616)	~~W~~	(859,789)
Less on disposal of treasury stock		2,866		607
Share-based payments		8,495		5,762
Other[1]		(359,389)		(364,514)

Total	~~W~~	(1,207,644)	~~W~~	(1,217,934)

[1]	Profit and loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of June 30, 2017 and December 31 2016, the details of treasury stock are as follows:

	June 30, 2017		December 31, 2016

Number of shares (in shares)		16,136,911		16,140,165
Amounts (in millions of Korean won)	~~W~~	859,616	~~W~~	859,789

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

18.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Services provide	~~W~~	5,011,661	~~W~~	9,904,844	~~W~~	5,022,505	~~W~~	9,912,868
Sales of goods		830,813		1,549,307		655,123		1,279,801

Total	~~W~~	5,842,474	~~W~~	11,454,151	~~W~~	5,677,628	~~W~~	11,192,669

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Salaries and wages	~~W~~	872,123	~~W~~	1,741,905	~~W~~	856,542	~~W~~	1,710,227
Depreciation		687,863		1,387,245		689,158		1,377,664
Amortization of intangible assets		153,124		304,398		141,095		283,153
Commissions		261,892		538,109		294,027		520,575
Interconnection charges		148,136		326,805		192,920		384,197
International interconnection fee		48,456		110,001		55,210		109,991
Purchase of inventories		807,507		1,767,950		752,991		1,573,883
Changes of inventories		79,092		(41,969)		100,739		90,892
Sales commission		565,106		1,016,475		479,527		961,023
Service cost		374,712		702,107		309,704		633,868
Utilities		73,717		150,607		67,506		150,158
Taxes and dues		74,506		137,484		60,935		124,781
Rent		109,501		221,786		112,072		223,123
Insurance premium		15,352		29,315		58,587		116,512
Installation fee		35,876		81,786		32,665		70,440
Advertising expenses		53,659		88,427		53,361		92,908
Research and development expenses		37,899		80,179		39,030		83,609
Card service cost		786,787		1,538,423		757,236		1,478,026
Others		209,885		408,846		197,371		395,558

Total	~~W~~	5,395,193	~~W~~	10,589,879	~~W~~	5,250,676	~~W~~	10,380,588

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of salaries and wages for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Short-term employee benefits	~~W~~	806,860	~~W~~	1,605,884	~~W~~	791,275	~~W~~	1,570,269
Post-employment benefits (Defined benefit plan)		52,821		103,240		52,495		102,792
Post-employment benefits (Defined contribution plan)		7,889		23,714		11,836		28,815
Post-employment benefits (Others)		3,112		6,186		1		7,379
Share-based payment		1,441		2,881		935		972

Total	~~W~~	872,123	~~W~~	1,741,905	~~W~~	856,542	~~W~~	1,710,227

20.	Other Income and Other Expenses

Other income for the three-month and six-month periods ended June 30, 2017 and 2016, consists of:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Gain on disposal of property and equipment and investment properties	~~W~~	6,203	~~W~~	11,954	~~W~~	4,425	~~W~~	14,011
Gain on disposal of intangible assets		1,240		1,803		1,337		2,661
Compensation on property, plant and equipment		24,370		49,046		25,690		40,661
Gain on government subsidies		4,236		7,548		4,102		8,375
Gain on disposal of investments in associates		—		502		1		1,807
Others		47,313		60,145		10,109		21,739

Total	~~W~~	83,362	~~W~~	130,998	~~W~~	45,664	~~W~~	89,254

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Other expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Loss on disposal of property and equipment and investment properties	~~W~~	61,056	~~W~~	116,785	~~W~~	29,654	~~W~~	50,020
Loss on disposal of intangible assets		874		2,145		3,177		10,858
Loss on disposal of investments in associates		1,476		1,476		230		230
Donation		25,569		35,610		15,280		25,099
Others		63,463		79,556		25,584		42,009

Total	~~W~~	152,438	~~W~~	235,572	~~W~~	73,925	~~W~~	128,216

21.	Financial Income and Costs

Details of financial income for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Interest income	~~W~~	18,286	~~W~~	35,611	~~W~~	16,614	~~W~~	37,003
Gain on foreign currency transactions		51,722		69,831		9,860		16,203
Gain on foreign currency translation		(100,104)		98,321		(26,843)		15,436
Gain on valuation of derivatives		—		—		23,689		35,510
Gain on settlement of derivatives		—		—		96		8,515
Others		482		2,599		1,332		12,794

Total	~~W~~	(29,614)	~~W~~	206,362	~~W~~	24,748	~~W~~	125,461

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of financial expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months

Interest expenses	~~W~~	76,504	~~W~~	152,273	~~W~~	86,869	~~W~~	181,614
Loss on foreign currency transactions		9,064		16,388		8,848		21,608
Loss on foreign currency translation		(5,499)		4,221		18,982		39,018
Loss on settlement of derivatives		43,567		58,569		—		440
Loss on valuation of derivatives		(96,180)		89,599		(19,070)		11,709
Loss on disposal of trade receivables		5,906		8,619		5,176		8,289
Others		86		102		—		55

Total	~~W~~	33,448	~~W~~	329,771	~~W~~	100,805	~~W~~	262,733

22.	Earnings Per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month and six-month periods ended June 30, 2017 and 2016, is calculated as follows:

	2017				2016
	Three months		Six months		Three months		Six months

Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	222,199	~~W~~	422,952	~~W~~	230,090	~~W~~	416,131
Weighted average number of ordinary shares outstanding (in number of shares)		244,973,181		244,972,416		244,842,924		244,846,362
Basic earnings per share (in Korean won)		907		1,727		940		1,700

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from redeemable convertible preferred stocks from stock options.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Diluted earnings (loss) per share from operations for the three-month and six-month periods ended June 30, 2017 and 2016, is calculated as follows:

	2017				2016
	Three months		Six months		Three months		Six months

Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	222,199	~~W~~	422,952	~~W~~	230,090	~~W~~	416,131
Adjusted net loss attributable to ordinary shares (In millions of Korean won)		—		(18)		—		(21)
Diluted profit attributable to ordinary shares (In millions of Korean won)		222,199		422,934		230,090		416,110
Number of dilutive potential ordinary shares outstanding (in number of shares)		1,716		2,481		1,349		2,535
Weighted average number of ordinary shares outstanding (in number of shares)		244,974,897		244,974,897		244,844,273		244,848,897
Diluted earnings per share (in Korean won)		907		1,726		940		1,699

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

23.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

1. Profit for the period	~~W~~	482,420	~~W~~	470,388
2. Adjustments to reconcile net income
Income tax expense		151,460		174,206
Interest income[1]		(42,483)		(44,886)
Interest expense		152,273		181,614
Dividend income		(2,821)		(2,063)
Depreciation		1,413,607		1,406,632
Amortization of intangible assets		313,134		294,801
Provisions for severance benefits		108,315		108,633
Bad debts expense		22,690		52,075
Share of net profit of associates and joint ventures		2,429		(8,712)
Gain on disposal of investment in associates and joint ventures		974		(1,577)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2017		2016

Loss on disposal of property and equipment, and investment in properties		104,831		36,009
Loss on disposal of intangible assets		342		8,197
Loss on foreign currency translation		(94,100)		23,582
Gain on derivatives		148,168		(31,876)
Others		(187,330)		(78,462)
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(16,817)		209,124
Decrease in other receivables		882,128		53,183
Increase in other current assets		(321,585)		(30,679)
Decrease(increase) in other non-current assets		(143,546)		44,552
Decrease(increase) in inventories		(43,494)		97,349
Decrease in trade payables		(78,855)		(116,244)
Decrease in other payables		(945,931)		(58,087)
Increase in other current liabilities		226,685		59,953
Increase in other non-current liabilities		7,328		76,742
Decrease in provisions		(11,378)		(5,302)
Decrease in deferred revenue		(14,804)		(45,313)
Decrease in plan assets		34,462		22,223
Payment of severance benefits		(60,530)		(37,628)

4. Cash generated from operations (1+2+3)	~~W~~	2,087,572	~~W~~	2,858,434

[1]	BC Card Co., Ltd., a subsidiary of the Group, recognizes interest income and expenses as operating income and expenses, respectively. Interest income amounting to ~~W~~6,872 million (2016: ~~W~~7,883 million) for the six-month period ended June 30, 2017, which is recognized as operating income, is included.

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016

Reclassification of the current portion of bonds payable	~~W~~	674,085	~~W~~	1,475,013
Reclassification of construction-in-progress to property and equipment		530,696		596,841
Reclassification of accounts payable from property and equipment		(404,993)		(403,981)
Reclassification of accounts payable from intangible assets		(219,061)		(117,749)
Reclassification of payable from defined benefit liability		(11,938)		6,961
Reclassification of payable from plan assets		1,880		6,269

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

24.	Segment Information

Management of the Group determines operating segments based on the information reported to the management for setting business strategy. The Group’s operating segments as of June 30, 2017, are as follows:

Details	Business service

Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card and others
Satellite TV	Satellite broadcasting business
All other segments	Information technology business, security business, global business and other businesses operated by subsidiaries

Details of each segment for the three-month periods ended June 30, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization

Marketing/Customer	~~W~~	4,009,352	~~W~~	300,328	~~W~~	725,777
Finance		935,691		80,204		7,351
Satellite TV		167,810		18,984		24,569
All other segments		1,610,560		54,540		81,002

		6,723,413		454,056		838,699
Elimination for consolidation		(880,939)		(6,775)		2,288

Consolidated amount	~~W~~	5,842,474	~~W~~	447,281	~~W~~	840,987

	2016
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization

Marketing/Customer	~~W~~	3,999,229	~~W~~	288,249	~~W~~	715,371
Finance		888,661		56,238		7,165
Satellite TV1		172,212		28,372		24,501
All other segments		1,458,040		57,421		81,249

		6,518,142		430,280		828,286
Elimination for consolidation		(840,514)		(3,328)		1,967

Consolidated amount	~~W~~	5,677,628	~~W~~	426,952	~~W~~	830,253

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of each segment for the six-month periods ended June 30, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization

Marketing/Customer	~~W~~	7,921,810	~~W~~	629,223	~~W~~	1,460,028
Finance		1,811,759		122,167		14,880
Satellite TV		329,962		43,971		49,343
All other segments		3,067,080		82,752		162,885

		13,130,611		878,113		1,687,136
Elimination for consolidation		(1,676,460)		(13,841)		4,507

Consolidated amount	~~W~~	11,454,151	~~W~~	864,272	~~W~~	1,691,643

	2016
(In millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization

Marketing/Customer	~~W~~	8,024,978	~~W~~	565,300	~~W~~	1,432,100
Finance		1,751,680		115,396		14,434
Satellite TV1		329,844		53,124		48,739
All other segments		2,748,171		92,566		161,617

		12,854,673		826,386		1,656,890
Elimination for consolidation		(1,662,004)		(14,305)		3,927

Consolidated amount	~~W~~	11,192,669	~~W~~	812,081	~~W~~	1,660,817

[1]	Due to the change in the reporting segment during the fourth quarter of 2016, the reporting segment of the first half in 2016 has also been changed.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Operating revenues for the three-month and six-month periods ended June 30, 2017 and 2016 and non-current assets as of June 30, 2017 and 2016 based on geographical regions, are as follows.

(in millions of Korean won)	2017
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2017

Domestic	~~W~~	5,829,187	~~W~~	11,418,576	~~W~~	17,403,681
Overseas		13,287		35,575		157,592

Total	~~W~~	5,842,474	~~W~~	11,454,151	~~W~~	17,561,273

[1]	Non-current assets include property, plant and equipment, intangible assets and investment property.

(in millions of Korean won)	2016
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2016

Domestic	~~W~~	5,650,794	~~W~~	11,143,066	~~W~~	18,308,310
Overseas		26,834		49,603		174,648

Total	~~W~~	5,677,628	~~W~~	11,192,669	~~W~~	18,482,958

[1]	Non-current assets include property, plant and equipment, intangible assets and investment property.

25.	Related Party Transactions

The list of related parties of the Group as of June 30, 2017, is as follows:

Relationship	Name
Associates and joint ventures	Korea Information & Technology Investment Fund, K- REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., HooH Healthcare Inc., KD Living, Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd.
Others[1]	KT ENGCORE Co., Ltd, K-Realty Rental Housing REIT 1

[1]	Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to a large enterprise group in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Outstanding balances of receivables and payables in relation to transactions with related parties as of June 30, 2017 and December 31, 2016, are as follows:

		June 30, 2017
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables

Associates and joint ventures	K- REALTY CR REIT 1	~~W~~	848	~~W~~	33,800	~~W~~	—	~~W~~	—
	MOS GS Co., Ltd.		16		32		—		274
	MOS Daegu Co., Ltd.		1		—		—		983
	MOS Chungcheong Co., Ltd.		32		—		—		1,100
	MOS Gangnam Co., Ltd.		12		—		—		1,516
	MOS GB Co., Ltd.		42		—		—		113
	MOS BS Co., Ltd.		11		59		—		20
	MOS Honam Co., Ltd.		22		1		—		34
	Others		51		—		—		774
Others	KT ENGCORE Co., Ltd		570		8,761		23,089		18,133
	K-Realty Rental Housing REIT 1		132		—		—		—

	Total	~~W~~	1,737	~~W~~	42,653	~~W~~	23,089	~~W~~	22,947

		December 31, 2016
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables

Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,394
	K- REALTY CR REIT 1		882		33,110		—		—
	MOS GS Co., Ltd.		9		1		—		1,494
	MOS Daegu Co., Ltd.		1		—		—		1,082
	MOS Chungcheong Co., Ltd.		6		1		—		2,065
	MOS Gangnam Co., Ltd.		6		1		—		1,129
	MOS GB Co., Ltd.		19		5		—		2,167
	MOS BS Co., Ltd.		34		1		—		1,114
	MOS Honam Co., Ltd.		2		—		—		1,289
	Others		481		179		3		1,266
Others	KT ENGCORE Co., Ltd		7,845		4,191		4,751		136,775
	K-Realty Rental Housing REIT 1		132		—		—		—

	Total	~~W~~	9,417	~~W~~	37,489	~~W~~	4,754	~~W~~	191,775

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Significant transactions with related parties for the six-month periods ended June 30, 2017 and 2016, are as follows:

		2017
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]

Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,055	~~W~~	—	~~W~~	18,678	~~W~~	—
	MOS GS Co., Ltd.		359		—		7,855		—
	MOS Daegu Co., Ltd.		165		—		4,897		—
	MOS Chungcheong Co., Ltd.		225		—		7,068		—
	MOS Gangnam Co., Ltd.		240		—		7,537		—
	MOS GB Co., Ltd.		462		—		10,030		—
	MOS BS Co., Ltd.		224		—		7,222		—
	MOS Honam Co., Ltd.		255		—		6,503		—
	Others		471		42		4,551		27,683
Others	KT ENGCORE Co., Ltd		1,036		2		63,183		—
	K-Realty Rental Housing REIT 1		240		—		—

	Total	~~W~~	4,732	~~W~~	44	~~W~~	137,524	~~W~~	27,683

[1]	The amount includes acquisition of property and equipment, and others.

		2016
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]

Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	5	~~W~~	—	~~W~~	—	~~W~~	195
	Smart Channel Co., Ltd.[2]		766		—		—		—
	K- Realty CR-REITs No.1		987		—		18,820		—
	MOS GS Co., Ltd.		334		—		7,448		920
	MOS Daegu Co., Ltd.		152		—		5,378		250
	MOS Chungcheong Co., Ltd.		169		—		5,581		471
	MOS Gangnam Co., Ltd.		201		—		7,019		587
	MOS GB Co., Ltd.		410		—		9,522		796
	MOS BS Co., Ltd.		227		—		6,894		327
	MOS Honam Co., Ltd.		230		—		6,431		401
	Others		1,336		60		4,196		20
Others	KT ENGCORE Co., Ltd.		1,505		358		114,052		24,988

	Total	~~W~~	6,322	~~W~~	418	~~W~~	185,341	~~W~~	28,955

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amount includes acquisition of property and equipment, and others.
[2]	Presented the transactions for the six-month period ended June 30, 2016, before Smart Channel Co., Ltd. was included in the consolidation scope.

Key management compensation for the six-month periods ended June 30, 2017 and 2016, consists of:

(In millions of Korean won)	2017		2016

Salaries and other short-term benefits	~~W~~	1,014	~~W~~	1,288
Post-employment benefits		155		207
Stock-based compensation		618		499

	~~W~~	1,787	~~W~~	1,994

Fund transactions with related parties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Equity contributions in cash		Dividend income

Associates and Joint ventures
KT-IBKC future investment fund [1]	~~W~~	7,500	~~W~~	—
PT. Mitra Transaksi Indonesia		3,580		—
CHAMP IT Co.,Ltd.		750		—
K- Realty CR-REITs No.1		—		1,825
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	~~W~~	11,830	~~W~~	2,645

(in millions of Korean won)	2016
	Equity contributions in cash		Dividend income

Associates and Joint ventures
KT-DSC creative economy youth start-up investment fund	~~W~~	4,000	~~W~~	—
PT. Mitra Transaksi Indonesia		7,908		—
K-REALTY RENTAL HOUSING REIT 2		5,500		—
K-REALTY CR REIT 1		—		2,336
Korea Information & Technology Investment Fund		—		3,201

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won)	2016
	Equity contributions in cash		Dividend income

MOS GS Co., Ltd		—		8
MOS Daegu Co., Ltd.		—		8
MOS Chungcheong Co., Ltd.		—		8
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		12
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10
Daiwon Broadcasting Co., Ltd.		—		85

Total	~~W~~	17,408	~~W~~	5,688

26.	Fair Value

There are no significant changes in business and economic environments that affect the fair value of financial assets and liabilities for the six-month period ended June 30, 2017.

26.1 Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017			December 31, 2016
	Carrying amount		Fair value	Carrying amount		Fair value

Financial assets
Cash and cash equivalents	~~W~~	1,656,462	[1]	~~W~~	2,900,311	[1]
Trade and other receivables[1]		5,134,089	[1]		6,040,256	[1]
Other financial assets
Financial instruments at fair value through profit or loss		12,106	12,106		6,277	6,277
Derivative financial instruments for hedging purpose		41,925	41,925		227,318	227,318
Time deposits and others[1]		1,115,234	[1]		716,769	[1]
Held-to-maturity		224	224		30,143	30,143
Available-for-sale financial assets[2]		295,628	295,628		299,001	299,001

Financial liabilities
Trade and other liabilities	~~W~~	6,694,516	[1]	~~W~~	8,328,082	[1]
Borrowings		6,524,948	6,573,098		8,120,791	8,184,195
Other financial liabilities
Financial instruments at fair value through profit or loss		1,973	1,973		1,973	1,973
Derivative financial instruments for hedging purpose		32,339	32,339		14,928	14,928
Other financial liabilities		89,004	[1]		91,763	[1]

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	Additional measurement of fair value is not performed because carrying value is a reasonable approximation of fair value.
[2]	Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not included in fair value disclosure and these are measured at cost.

26.2 Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of June 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	June 30, 2017		December 31, 2016

K Bank Inc.	~~W~~	36,500	~~W~~	36,500
IBK-AUCTUS Green Growth Private Equity Fund		8,518		9,506
WALDEN No.6 Fund		4,683		4,710
TRANSLINK No.2 Fund		9,395		9,395
Storm IV Fund		7,889		7,550
CBC II Fund		8,601		8,601
Others		20,651		29,511

	~~W~~	96,237	~~W~~	105,773

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, therefore, these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

26.3 Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
(In millions of Korean won)	Level 1		Level 2		Level 3		Total

Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	12,106	~~W~~	12,106
Derivative financial assets for hedging purpose		—		41,925		—		41,925
Available-for-sale financial assets		5,664		5,626		284,338		295,628

		5,664		47,551		296,444		349,659

Disclosed fair value
Associates and joint ventures		2,557		—		—		2,557

		2,557		—		—		2,557

	~~W~~	8,221	~~W~~	47,551	~~W~~	296,444	~~W~~	352,216

Liabilities
Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	1,973	~~W~~	1,973
Derivative financial liabilities for hedging purpose		—		32,339		—		32,339

		—		32,339		1,973		34,312

Disclosed fair value
Borrowings		—		—		6,573,098		6,573,098

		—		—		6,573,098		6,573,098

	~~W~~	—	~~W~~	32,339	~~W~~	6,575,071	~~W~~	6,607,410

	December 31, 2016
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	6,277	~~W~~	6,277
Derivative financial assets for hedging purpose		—		227,318		—		227,318

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	December 31, 2016
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Available-for-sale financial assets		5,387		5,725		287,889		299,001

		5,387		233,043		294,166		532,596

Disclosed fair value
Associates and joint ventures		3,940		—		—		3,940

		3,940		—		—		3,940

	~~W~~	9,327	~~W~~	233,043	~~W~~	294,166	~~W~~	536,536

Liabilities
Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	1,973	~~W~~	1,973
Derivative financial liabilities for hedging purpose		—		14,928		—		14,928

		—		14,928		1,973		16,901

Disclosed fair value
Borrowings		—		—		8,184,195		8,184,195

		—		—		8,184,195		8,184,195

	~~W~~	—	~~W~~	14,928	~~W~~	8,186,168	~~W~~	8,201,096

26.4 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements for the six-month period ended June 30, 2017.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2017 and 2016, are as follows:

	2017
	Financial assets at fair value through profit or loss		Available-for-sale		Financial Liabilities at fair value through profit or loss
(In millions of Korean won)					Other derivative liabilities

Beginning balance	~~W~~	6,277	~~W~~	287,889	~~W~~	1,973
Reclassification		—		(90)		—
Amount recognized in other comprehensive income		—		30,111		—
Purchases		5,829		20,039
Amount recognized in profit or loss		—		143		—
Sales		—		(53,754)		—

Ending balance	~~W~~	12,106	~~W~~	284,338	~~W~~	1,973

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	2016
	Financial assets at fair value through profit or loss		Available-for-sale		Financial Liabilities at fair value through profit or loss
(In millions of Korean won)					Other derivative liabilities

Beginning balance	~~W~~	18	~~W~~	267,337	~~W~~	2,006
Reclassification		—		9,050		—
Amount recognized in other comprehensive income		—		(20,009)		—
Purchases		—		978		—
Sales		(18)		(2,127)		—

Ending balance	~~W~~	—	~~W~~	255,229	~~W~~	2,006

26.5 Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
(in millions of Korean won)	Fair value	Level	Valuation techniques

Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	41,925	2	DCF model
Available-for-sale financial assets	289,964	2, 3	DCF model
Financial assets at fair value through profit or loss	12,106	3	DCF model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose	32,339	2	DCF model
Other derivative financial liabilities	1,973	3	DCF model. Comparable Company Analysis
Disclosed fair value
Borrowings	6,573,098	3	DCFmodel

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

	December 31, 2016
(in millions of Korean won)	Fair value	Level	Valuation techniques

Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	227,318	2	DCF model
Available-for-sale financial assets	293,614	2, 3	DCF model
Financial assets at fair value through profit or loss	6,277	3	DCF model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose	14,928	2	DCF model
Other derivative financial liabilities	1,973	3	DCF model, Comparable Company Analysis
Disclosed fair value
Borrowings	8,184,195	3	DCF model

26.6 Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s reporting dates.

26.7 Gain and Loss on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instruments. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

27. Events after the Reporting Period

Subsequent to June 30, 2017, the Group has issued following bonds:

(In thousands of foreign currencies)	Date of issue	Total par value	Face rate of interest	Date of redemption	Terms of redemption

2017 Global Bond	August 7, 2017	USD 400,000	2.625%	August 7, 2022	Redemption at maturity

Exhibit 2

KT Corporation

Separate Interim Financial Statements

June 30, 2017 and 2016

KT Corporation

Index

June 30, 2017 and 2016

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as of June 30, 2017, and the separate interim statements of profit or loss, separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016, and separate interim statements of changes in equity and separate interim statements of cash flows for the six-month periods ended June 30, 2017 and 2016, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Samil PricewaterhouseCoopers, 92, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those separate financial statements, not presented herein, in our audit report dated March 3, 2017. The separate statement of financial position as of December 31, 2016 presented herein for comparative purposes, is consistent, in all material respects, with the above audited separate statement of financial position as of December 31, 2016.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2017

This report is effective as of August 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Interim Separate Statements of Financial Position

June 30, 2017 and December 31, 2016

(in millions of Korean won)	Notes	June 30, 2017		December 31, 2016
		(Unaudited)
Assets

Current assets
Cash and cash equivalents	4	~~W~~	911,650	~~W~~	1,602,397
Trade and other receivables, net	4,5		2,617,485		2,590,161
Other financial assets	4,6		14,617		289,613
Inventories, net	7		205,325		178,096
Other current assets	8		205,110		190,812

Total current assets			3,954,187		4,851,079

Non-current assets
Trade and other receivables, net	4,5		581,750		622,045
Other financial assets	4,6		137,994		198,777
Property and equipment, net	9		11,117,288		11,961,193
Investment property, net	9		647,463		662,985
Intangible assets, net	9		2,286,706		2,337,549
Investments in subsidiaries, associates and joint ventures	10		3,606,449		3,638,856
Deferred income tax assets			524,109		401,346
Other non-current assets	8		25,364		26,507

Total non-current assets			18,927,123		19,849,258

Total assets		~~W~~	22,881,310	~~W~~	24,700,337

3

KT Corporation

Interim Separate Statements of Financial Position

June 30, 2017 and December 31, 2016

(in millions of Korean won)	Notes	June 30, 2017		December 31, 2016
		(Unaudited)
Liabilities and equity

Current liabilities
Trade and other payables	4,11	~~W~~	3,653,555	~~W~~	4,181,092
Borrowings	4,12		712,361		1,608,064
Other financial liabilities	4,6		12,640		—
Current income tax liabilities			184,958		22,551
Provisions	13		76,145		92,007
Deferred income			11,889		29,298
Other current liabilities	8		90,351		94,659

Total current liabilities			4,741,899		6,027,671

Non-current liabilities
Trade and other payables	4,11		945,033		1,135,738
Borrowings	4,12		5,278,457		5,960,983
Other financial liabilities	4,6		16,612		13,386
Net defined benefit liabilities	14		353,817		284,931
Provisions	13		95,561		92,388
Deferred income			82,020		79,416
Other non-current liabilities	8		20,036		21,305

Total non-current liabilities			6,791,536		7,588,147

Total liabilities			11,533,435		13,615,818

Equity
Capital stock			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		9,400,885		9,156,204
Accumulated other comprehensive income			(18,581)		(32,091)
Other components of equity	17		(1,039,186)		(1,044,351)

Total equity			11,347,875		11,084,519

Total liabilities and equity		~~W~~	22,881,310	~~W~~	24,700,337

The accompanying notes are an integral part of these interim separate financial statements.

4

KT Corporation

Interim Separate Statements of Income (Loss)

Three-Month and Six-Month Periods Ended June 30, 2017 and 2016

(in millions of Korean won, except per share amounts)
		Period Ended June 30
	Notes	2017(Unaudited)				2016(Unaudited)
		Three months		Six months		Three months		Six months

Operating revenue	18	~~W~~	4,292,582	~~W~~	8,454,000	~~W~~	4,203,538	~~W~~	8,404,394
Operating expenses	19		3,991,155		7,833,650		3,881,594		7,795,223

Operating profit			301,427		620,350		321,944		609,171
Other income	20		76,458		256,473		42,737		229,727
Other expenses	20		142,178		222,103		64,346		113,116
Finance income	21		(30,968)		177,995		20,005		110,159
Finance costs	21		31,045		300,751		90,676		244,827

Profit before income tax			173,694		531,964		229,664		591,114
Income tax expense			12,971		86,656		28,339		111,171

Profit for the period		~~W~~	160,723	~~W~~	445,308	~~W~~	201,325	~~W~~	479,943

Earnings per share
Basic earnings per share	22	~~W~~	656	~~W~~	1,818	~~W~~	822	~~W~~	1,960
Diluted earnings per share	22	~~W~~	656	~~W~~	1,818	~~W~~	822	~~W~~	1,960

The accompanying notes are an integral part of these interim separate financial statements.

5

KT Corporation

Interim Separate Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2017 and 2016

(in millions of Korean won)
		Period Ended June 30
	Notes	2017(Unaudited)				2016(Unaudited)
		Three months		Six months		Three months		Six months

Profit for the period		~~W~~	160,723	~~W~~	445,308	~~W~~	201,325	~~W~~	479,943

Other comprehensive income (loss)
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	14		(1,941)		(2,338)		(55)		94
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets	6		(6)		(5)		(768)		(141)
Other comprehensive income from available-for sale financial assets reclassified to income			—		—		(149)		(149)
Cashflow hedges	6		68,462		(47,358)		29,976		18,654
Other comprehensive loss from cashflow hedges reclassified to income			(65,975)		60,873		(31,715)		(17,837)

Other comprehensive income (loss) after income tax for the period			540		11,172		(2,711)		621

Total comprehensive income for the period		~~W~~	161,263	~~W~~	456,480	~~W~~	198,614	~~W~~	480,564

The accompanying notes are an integral part of these interim separate financial statements.

6

KT Corporation

Interim Separate Statements of Changes in Equity

Six-Month Periods Ended June 30, 2017 and 2016

(in millions of Korean won)
	Notes	Capital stock		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total

Balance at January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Comprehensive income
Profit for the period			—		—		479,943		—		—		479,943
Changes in value of available-for-sale financial assets	6		—		—		—		(290)		—		(290)
Remeasurement of the net defined benefit liability	14		—		—		94		—		—		94
Valuation gain on cashflow hedge	6		—		—		—		817		—		817

Total comprehensive income			—		—		480,037		527		—		480,564

Transactions with equity holders
Dividends			—		—		(122,425)		—		—		(122,425)
Appropriation of loss on disposal of treasury stock			—		—		(50)		—		50		—
Others			—		—		—		—		937		937

Balance at June 30, 2016 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,804,512	~~W~~	(16,743)	~~W~~	(1,049,494)	~~W~~	10,743,032

Balance at January 1, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Comprehensive income
Profit for the period			—		—		445,308		—		—		445,308
Changes in value of available-for-sale financial assets	6		—		—		—		(5)		—		(5)
Remeasurement of the net defined benefit liability	14		—		—		(2,338)		—		—		(2,338)
Valuation gain on cashflow hedge	6		—		—		—		13,515		—		13,515

Total Comprehensive income			—		—		442,970		13,510		—		456,480

Transactions with equity holders
Dividends			—		—		(195,977)		—		—		(195,977)
Appropriation of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—
Others			—		—		—		—		2,853		2,853

Balance at June 30, 2017 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,400,885	~~W~~	(18,581)	~~W~~	(1,039,186)	~~W~~	11,347,875

The accompanying notes are an integral part of these interim separate financial statements.

7

KT Corporation

Interim Separate Statements of Cash Flows

Six-Month Periods Ended June 30, 2017 and 2016

(in millions of Korean won)
		Six-Month Periods Ended June 30,
	Notes	2017		2016
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Cash generated from operations	23	~~W~~	2,066,073	~~W~~	2,475,782
Interest paid			(136,415)		(166,222)
Interest received			21,684		15,691
Dividends received			135,882		153,673
Income tax paid			(46,831)		—
Net cash inflow from operating activities			2,040,393		2,478,924

Cash flows from investing activities
Collection of loans			27,071		20,798
Grant of loans			(18,567)		(19,075)
Disposal of current financial instruments			160,000		—
Acquisition of current financial instruments			—		(10,000)
Diposal of non-current financial instruments			1		6
Disposal of available-for-sale financial assets			4,010		13,934
Acquisition of available-for-sale financial assets			(1,509)		(40,781)
Disposal of investments in subsidiaries, associates and joint ventures			58,301		4,700
Acquisition of investments in subsidiaries, associates and joint ventures			(25,413)		(12,590)
Disposal of property and equipment			12,902		16,433
Acquisition of property and equipment			(917,407)		(1,053,787)
Disposal of intangible assets			4,114		4,825
Acquisition of intangible assets			(434,053)		(142,198)
Net cash outflow from investing activities			(1,130,550)		(1,217,735)

Cash flows from financing activities
Proceeds from borrowings and bonds			—		398,725
Dividend paid			(195,977)		(122,425)
Repayments of borrowings and bonds			(1,440,775)		(882,700)
Settlement of derivative assets and liabilities, net			71,370		(33,193)
Decrease in finance lease liabilities			(35,123)		(36,825)

Net cash outflow from financing activities			(1,600,505)		(676,418)

Effect of exchange rate change on cash and cash equivalents			(85)		(1,588)

Net increase in cash and cash equivalents			(690,747)		583,183
Cash and cash equivalents
Beginning of the period			1,602,397		1,126,991

End of the period		~~W~~	911,650	~~W~~	1,710,174

The accompanying notes are an integral part of these interim separate financial statements.

8

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it was spun off from the Korea Communications Commission (formerly, the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company as of and for the six-month period ended June 30, 2017, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as of June 30, 2017.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(1)	New standards and amendments adopted by the Company

The Company newly applied the following amended standards for the annual period beginning on January 1, 2017, and the application does not have a material impact on the separate interim financial statements.

•	Amendment to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash Flows require to provide disclosures that enable users to financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendment to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendment to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

(2)	New standards and interpretations not yet adopted by the Company

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2017, and not early adopted are enumerated below:

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendment also clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Company will apply the amendments for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

•	Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the separate interim financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Company is in preparation for analyzing the effects to the separate financial statement.

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]	Recognized at fair value through profit or loss[2]
Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of June 30, 2017, the Company owns loans and receivables of ~~W~~4,119,250 million, financial assets available-for-sales of ~~W~~103,527 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at June 30, 2017, the Company holds equity instruments of ~~W~~98,627 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Company could recognize credit losses early in accordance with Korean IFRS 1039. The Company holds debt instrument of ~~W~~4,119,250 million (Loans and receivables of ~~W~~4,119,250 million). For this assets, the Company provides loss allowance of ~~W~~513,194 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80~125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of June 30, 2017, the Company applies the hedge accounting to its assets, liabilities that amount to ~~W~~40,719 million, ~~W~~27,279 million respectively.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Company will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018. Earlier adoption is permitted under Korean IFRS. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company had organized a separate Task Force team since December 31, 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Company develops the internal control system and constructs accounting process system by analyzing the Company’s revenue structure with accounting firm and computation expert. Korean IFRS 1115 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Company opens an orientation program for both Company’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

As of the June 30, 2017 the Company is analyzing the effects on the separate financial statements with the implementation of Korean IFRS 1115. The Company identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Company provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b)	Allocation the transaction price

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers.

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(c)	Incremental costs of obtaining a contract

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fess that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Company may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the previous financial year, except for the changes due to the application of amendment and enactments of standards described in Note 2.1.(1).

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these condensed separate interim financial statements are the same as those that applied to the separate financial statements for the year ended December 31, 2016.

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017
Financial assets	Loans and receivables		Derivatives used for hedge		Available-for- sale		Total

Cash and cash equivalents	~~W~~	911,650	~~W~~	—	~~W~~	—	~~W~~	911,650
Trade and other receivables		3,199,235		—		—		3,199,235
Other financial assets		8,365		40,719		103,527		152,611

(in millions of Korean won)	June 30, 2017
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	4,598,588	~~W~~	4,598,588
Borrowings		—		—		5,990,818		5,990,818
Other financial liabilities		1,973		27,279		—		29,252

(in millions of Korean won)	December 31, 2016
Financial assets	Loans and receivables		Derivatives used for hedge		Available-for- sale		Total

Cash and cash equivalents	~~W~~	1,602,397	~~W~~	—	~~W~~	—	~~W~~	1,602,397
Trade and other receivables		3,212,206		—		—		3,212,206
Other financial assets		168,336		214,648		105,376		488,390

(in millions of Korean won)	December 31, 2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	5,316,830	~~W~~	5,316,830
Borrowings		—		—		7,569,047		7,569,047
Other financial liabilities		1,973		11,413		—		13,386

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

5.	Trade and Other Receivables

Trade and other receivables as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,794,885	~~W~~	(415,638)	~~W~~	(6,876)	~~W~~	2,372,371
Other receivables		342,565		(97,237)		(214)		245,114

Total	~~W~~	3,137,450	~~W~~	(512,875)	~~W~~	(7,090)	~~W~~	2,617,485

Non-current assets
Trade receivables	~~W~~	178,784	~~W~~	(296)	~~W~~	(7,679)	~~W~~	170,809
Other receivables		433,685		(23)		(22,721)		410,941

Total	~~W~~	612,469	~~W~~	(319)	~~W~~	(30,400)	~~W~~	581,750

	December 31, 2016
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,734,325	~~W~~	(433,072)	~~W~~	(4,640)	~~W~~	2,296,613
Other receivables		396,281		(102,504)		(229)		293,548

Total	~~W~~	3,130,606	~~W~~	(535,576)	~~W~~	(4,869)	~~W~~	2,590,161

Non-current assets
Trade receivables	~~W~~	225,712	~~W~~	(296)	~~W~~	(10,874)	~~W~~	214,542
Other receivables		433,376		(23)		(25,850)		407,503

Total	~~W~~	659,088	~~W~~	(319)	~~W~~	(36,724)	~~W~~	622,045

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of aging analysis of trade receivables as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Neither past due nor impaired	~~W~~	2,263,167	~~W~~	2,169,427

Past due and impaired
Up to 6 months		414,373		476,765
6 months to 12 months		71,788		69,908
Over 12 months		209,786		228,423

		695,947		775,096
Less : Allowance for doubtful accounts		(415,934)		(433,368)

		280,013		341,728

Total	~~W~~	2,543,180	~~W~~	2,511,155

Details of other receivables as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Loans	~~W~~	65,575	~~W~~	73,682
Receivables		318,237		367,947
Accrued income		6,862		3,421
Refundable deposits		362,342		358,131
Others		299		397
Less : Allowance for doubtful accounts		(97,260)		(102,527)

Total	~~W~~	656,055	~~W~~	701,051

Details of aging analysis of other receivables as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Neither past due nor impaired	~~W~~	604,948	~~W~~	648,659

Past due and impaired
Up to 6 months		45,774		59,282
6 months to 12 months		11,862		6,473
Over 12 months		90,731		89,164

		148,367		154,919
Less : Allowance for doubtful accounts		(97,260)		(102,527)

		51,107		52,392

Total	~~W~~	656,055	~~W~~	701,051

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of June 30, 2017.

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

6.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Other financial assets
Derivatives used for hedge	~~W~~	40,719	~~W~~	214,648
Financial instruments [1]		8,365		168,366
Available-for-sale financial assets		103,527		105,376
Less: Non-current		(137,994)		(198,777)

Current	~~W~~	14,617	~~W~~	289,613

Other financial liabilities
Financial liabilities at fair value through the profit and loss	~~W~~	1,973	~~W~~	1,973
Derivatives used for hedge		27,279		11,413
Less: Non-current		(16,612)		(13,386)

Current	~~W~~	12,640	~~W~~	—

[1]	As of June 30, 2017, the Company’s financial instruments amounting to ~~W~~8,365 million (December 31, 2016: ~~W~~8,366 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits, and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

Derivatives used for hedge as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017				December 31, 2016
	Assets		Liabilities		Assets		Liabilities

Currency swap [1]	~~W~~	40,719	~~W~~	27,279	~~W~~	214,648	~~W~~	11,413
Less: Non-current		(28,162)		(14,639)		(87,095)		(11,413)

Current	~~W~~	12,557	~~W~~	12,640	~~W~~	127,553	~~W~~	—

[1]	The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivatives contracts for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017						2016
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive Income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	—	~~W~~	77,686	~~W~~	(62,478)	~~W~~	35,003	~~W~~	11,571	~~W~~	24,609

[1]	Before adjustment of deferred income tax directly reflected in equity.

The Company recognized gain on valuation of ~~W~~236 million (2016: gain on valuation of ~~W~~712 million) for the six-month period ended June 30, 2017, as the ineffective portion of cash flow hedge in the statement of profit or loss.

Details of available-for-sale financial assets as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Marketable equity securities	~~W~~	87	~~W~~	93
Non-marketable equity securities		98,540		98,083
Debt securities		4,900		7,200
Less : Non-current		(103,527)		(105,376)

Current	~~W~~	—	~~W~~	—

Changes in available-for-sale financial assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	105,376	~~W~~	75,170
Acquisition		1,509		41,186
Disposal		(3,351)		(4,724)
Impairment		(1)		—
Valuation[1]		(6)		(185)

Ending	~~W~~	103,527	~~W~~	111,447

[1]	The amounts before adjustment of deferred income tax directly reflected in equity.

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is the carrying amount as of June 30, 2017.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost. When the reasonably estimated recoverable amounts of non-marketable securities are less than the carrying amounts, impairment loss is recognized.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative (Note 15).

7.	Inventories

Inventories as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017						December 31, 2016
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	246,024	~~W~~	(40,699)	~~W~~	205,325	~~W~~	219,535	~~W~~	(41,439)	~~W~~	178,096

Cost of inventories recognized as expenses for the six-month period ended June 30, 2017 amount to ~~W~~1,529,620 million (2016: ~~W~~1,410,546 million). Additionally, reversal of valuation loss on inventory amounts to ~~W~~740 million (2016: ~~W~~6,954 million) for the six-month period ended June 30, 2017.

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Other assets
Advance payments	~~W~~	35,837	~~W~~	59,170
Prepaid expenses		194,637		158,149
Less: Non-current		(25,364)		(26,507)

Current	~~W~~	205,110	~~W~~	190,812

Other liabilities
Advance received	~~W~~	73,880	~~W~~	81,565
Withholdings		16,000		19,835
Unearned revenue		20,507		14,564
Less: Non-current		(20,036)		(21,305)

Current	~~W~~	90,351	~~W~~	94,659

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

9.	Property and Equipment, Investment Properties, Intangible Assets and Lease

Changes in property and equipment for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning, net	~~W~~	11,961,193	~~W~~	12,144,964
Acquisition and capital expenditure		541,718		660,718
Disposal and termination		(117,841)		(50,779)
Depreciation		(1,268,078)		(1,261,936)
Transfer from investment properties		(237)		(13,610)
Others		533		7,215

Ending, net	~~W~~	11,117,288	~~W~~	11,486,572

Changes in investment properties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning, net	~~W~~	662,985	~~W~~	683,511
Depreciation		(15,759)		(16,171)
Transfer to property and equipment		237		13,610

Ending, net	~~W~~	647,463	~~W~~	680,950

Details of investment properties provided as collateral as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017
Collateral	Carrying amount		Secured amount		Related account	Related amount
Building	~~W~~	383,056	~~W~~	68,371	Deposits received	~~W~~	58,352

(in millions of Korean won)	December 31, 2016
Collateral	Carrying amount		Secured amount		Related account	Related amount
Building	~~W~~	384,081	~~W~~	66,094	Deposits received	~~W~~	56,472

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in intangible assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning, net	~~W~~	2,337,549	~~W~~	1,804,083
Acquisition and capital expenditure		216,800		37,103
Disposal and termination		(4,389)		(14,490)
Amortization		(263,254)		(244,621)

Ending, net	~~W~~	2,286,706	~~W~~	1,582,075

The carrying amount of goodwill not amortized due to indefinite useful lives is ~~W~~65,057 million as of June 30, 2017 (December 31, 2016: ~~W~~65,057 million). The carrying amount of memberships not amortized due to indefinite useful lives is ~~W~~66,252 million as of June 30, 2017 (December 31, 2016: ~~W~~66,530 million).

The Company’s non-cancellable lease arrangements as of June 30, 2017, are as follows:

(a)	The Company as a Lessee

Finance Lease

Details of finance lease assets as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Acquisition costs	~~W~~	306,505	~~W~~	291,708
Less: Accumulated depreciation		(118,456)		(99,421)

Net balance	~~W~~	188,049	~~W~~	192,287

As of June 30, 2017, the Company recognized finance lease assets as other property and equipment. The related depreciation for the six-month periods ended June 30, 2017 and 2016 amounts to ~~W~~28,650 million and ~~W~~25,128 million, respectively.

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of future minimum lease payments as of June 30, 2017 and December 31, 2016, under finance lease contracts are summarized below:

(in millions of Korean won)	June 30, 2017		December 31, 2016

Total amount of minimum lease payments
Within one year		83,701	~~W~~	79,551
From one year to five years		124,031		131,797
Over five years		72		—

Total	~~W~~	207,804	~~W~~	211,348

Unrealized interest expense	~~W~~	34,297	~~W~~	30,719

Net amount of minimum lease payments
Within one year	~~W~~	67,154	~~W~~	64,008
From one year to five years		106,282		116,621
Over five years		71		—

Total	~~W~~	173,507	~~W~~	180,629

Operating Lease

Details of future minimum lease payments as of June 30, 2017 and December 31, 2016, under operating lease contracts are summarized below:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Within one year	~~W~~	131,528	~~W~~	98,021
From one year to five years		174,807		267,437
Over five years		502		16,549

Total	~~W~~	306,837	~~W~~	382,007

Operating lease expenses incurred for the six-month periods ended June 30, 2017 and 2016, amounted to ~~W~~58,689 million and ~~W~~51,990 million, respectively.

10.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amounts of investments in subsidiaries, associates and joint ventures as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Subsidiaries	~~W~~	3,394,232	~~W~~	3,373,731
Associates and joint ventures		212,217		265,125

Total	~~W~~	3,606,449	~~W~~	3,638,856

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Investments in subsidiaries as of June 30, 2017 and December 31, 2016, are as follows:

		Percentage of	Carrying amount
(in millions of Korean won)	Location	ownership (%) as of June 30, 2017	June 30, 2017		December 31, 2016
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		124,564		124,564
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		86,432		69,461
KT Powertel Co., Ltd. [2]	Korea	44.8%		37,419		37,419
Genie Music Corporation [2]	Korea	42.5%		37,417		37,417
KTSC Dutch B.V.	Netherlands	100.0%		55,847		55,847
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd. [2]	Korea	39.3%		24,370		24,370
Nasmedia Co., Ltd. [3]	Korea	42.8%		23,051		23,051
KT New Business Fund No.1	Korea	90.9%		8,112		8,112
KT Strategic Investment Fund No.1	Korea	90.9%		20,000		20,000
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTSB Data Service	Korea	51.0%		18,870		18,870
KT Strategic Investment Fund No.2	Korea	90.9%		20,000		20,000
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		200,000		200,000
KT Service Bukbu	Korea	67.3%		7,089		7,089
KT Service Nambu	Korea	76.4%		10,155		10,155
KT Strategic Investment Fund No.3	Korea	86.7%		6,500		6,500
N SEARCH MARKETING [4]	Korea	33.3%		20,000		20,000
Others	—	—		65,255		61,725

Total			~~W~~	3,394,232	~~W~~	3,373,731

[1]	At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries for KTCS Corporation and KTIS Corporation is 30.9%, 30.1% less than 50% ownership in this entity, this entity is deemed to be a Company’s subsidiary due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.
[2]	At the end of the reporting period, although the Company owns less than 50% ownership, these entities are deemed to be the Company’s subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[3]	At the end of the reporting period, this entity is deemed to be the Company’s subsidiary, although the Company owns less than 50% ownership, the Company can exercise voting rights over 50% based on agreement between shareholders.
[4]	At the end of the reporting period, this entity is deemed to be the Company’s subsidiary, as the Nasmedia Co., Ltd., holds ownership of 66.7% the Company and subsidiary holds ownership of 100%.

Investments in associates and joint ventures as of June 30, 2017 and December 31, 2016, are as follows:

		Percentage of	Carrying amount
(in millions of Korean won)	Location	ownership (%) as of June 30, 2017	June 30, 2017		December 31, 2016
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT Wibro Infra Co., Ltd.	Korea	—		—		52,200
K-REALTY CR REIT 1 [1]	Korea	16.1%		30,000		30,000
Mongolian Telecommunications	Mongolia	40.0%		11,135		11,135
KT-SB Venture Investment Fund [2]	Korea	50.0%		6,437		7,505
Boston Global Film & Contents Fund L.P.	Korea	27.4%		7,645		7,645
QTT Global (Group) Company Limited	China	25.0%		12,746		12,746
KT-CKP New Media Investment Fund	Korea	49.7%		1,800		4,500
Others				26,818		23,758

Total			~~W~~	212,217	~~W~~	265,125

[1]	At the end of the reporting period, although the Company owns less than 20% ownership, the equity method accounting has been applied as the Company has the significant influence over the operating and financial policies of those entities.
[2]	At the end of the reporting period, although the Company owns a 50% ownership, the equity method accounting has been applied as the Company cannot participate in determining the operating and financial policies of those entities.

Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	3,638,856	~~W~~	3,541,837
Acquisition		27,351		14,919
Disposal		(59,758)		(4,700)

Ending	~~W~~	3,606,449	~~W~~	3,552,056

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Marketable investments in subsidiaries, associates and joint ventures as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	390,896
KT Hitel Co., Ltd.	22,750,000		120,078		147,648
KT Submarine Co., Ltd.	8,085,000		24,370		39,617
Nasmedia Co., Ltd.	3,742,406		23,051		202,090
Genie Music Corporation	20,904,514		37,417		111,630
KTCS Corporation	3,177,426		6,427		8,039
KTIS Corporation	10,196,190		30,633		36,145
Mongolian Telecommunications	10,348,111		11,135		2,557

Total		~~W~~	564,807	~~W~~	938,622

	December 31, 2016
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	413,608
KT Hitel Co., Ltd.	22,750,000		120,078		148,785
KT Submarine Co., Ltd.	8,085,000		24,370		39,859
Nasmedia Co., Ltd.	3,742,406		23,051		147,825
Genie Music Corporation	20,904,514		37,417		75,361
KTCS Corporation	3,177,426		6,427		7,880
KTIS Corporation	10,196,190		30,633		37,726
Mongolian Telecommunications	10,348,111		11,135		3,940

Total		~~W~~	564,807	~~W~~	874,984

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

11.	Trade and Other payables

Details of trade and other payables as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Current Liabilities
Accounts payable	~~W~~	809,771	~~W~~	802,251
Other payables		2,843,784		3,378,841

Total	~~W~~	3,653,555	~~W~~	4,181,092

Non-Current Liabilities
Accounts payable	~~W~~	265	~~W~~	1,499
Other payables		944,768		1,134,239

Total	~~W~~	945,033	~~W~~	1,135,738

Details of other payables as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Non-trade payable	~~W~~	2,160,634	~~W~~	2,973,345
Accrued expenses		703,651		609,530
Operating deposits		587,514		601,652
Others		336,753		328,553
Less: Non-current		(944,768)		(1,134,239)

Current	~~W~~	2,843,784	~~W~~	3,378,841

12.	Borrowings

Details of borrowings as of June 30, 2017 and December 31, 2016, are as follows:

Debentures

(in millions of Korean won and thousands of foreign currencies)			June 30, 2017			December 31, 2016
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won

MTNP notes [1]	Sept. 7, 2034	6.50%	USD	100,000	113,960	USD	100,000	120,850
MTNP notes	Jan. 20, 2017	—		—	—	USD	350,000	422,975
FR notes[2]	Aug. 28, 2018	LIBOR(3M) +1.15%	USD	300,000	341,880	USD	300,000	362,550
MTNP notes	Apr. 22, 2017	—		—	—	USD	650,000	785,525
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000	398,860	USD	350,000	422,975
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000	69,193	JPY	6,800,000	70,503
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000	152,633	JPY	15,000,000	155,522
MTNP notes	July 18, 2026	2.50%	USD	400,000	455,840	USD	400,000	483,400

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won and thousands of foreign currencies)			June 30, 2017			December 31, 2016
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 173-2nd Public bond	Aug. 6, 2018	6.62%	—		100,000	—		100,000
The 177-3rd Public bond	Feb. 9, 2017	—	—		—	—		170,000
The 179th Public bond	Mar. 29, 2018	4.47%	—		260,000	—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%	—		380,000	—		380,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%	—		90,000	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%	—		120,000	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%	—		200,000	—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%	—		300,000	—		300,000
The 186-1st Public bond	June 26, 2017	—	—		—	—		120,000
The 186-2nd Public bond	June 26, 2019	3.08%	—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%	—		100,000	—		100,000
The 187-1st Public bond	Sept. 2, 2017	2.69%	—		110,000	—		110,000
The 187-2nd Public bond	Sept. 2, 2019	2.97%	—		220,000	—		220,000
The 187-3rd Public bond	Sept. 2, 2024	3.31%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 2, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%	—		100,000	—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 27, 2036	2.35%	—		70,000	—		70,000

					5,702,366			7,284,300
Less: Current portion					(711,374)			(1,607,571)
Discount on bonds					(16,729)			(20,434)

Net				~~W~~	4,974,263		~~W~~	5,656,295

[1]	As of June 30, 2017, the Company issued notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the program has been invalid since 2007.
[2]	Libor (3M) is approximately 1.299% as of June 30, 2017.

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Long-term Borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2016		December 31, 2016

Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 11, 2026	1.50%		5,181		5,181
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	3.17%		300,000		300,000

					305,181		305,181
Less: Current portion					(987)		(493)

Net				~~W~~	304,194	~~W~~	304,688

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings as of June 30, 2017, is as follows:

	Bonds						Borrowings
(in millions of Korean won)	Korean won		In foreign currency		Sub- total		In local currency		Total

July 1, 2017~June 30, 2018	~~W~~	490,000	~~W~~	221,826	~~W~~	711,826	~~W~~	987	~~W~~	712,813
July 1, 2018~June 30, 2019		660,000		740,740		1,400,740		300,493		1,701,233
July 1, 2019~June 30, 2020		380,000		—		380,000		493		380,493
July 1, 2020~June 30, 2021		810,000		—		810,000		493		810,493
Thereafter		1,830,000		569,800		2,399,800		2,715		2,402,515

	~~W~~	4,170,000	~~W~~	1,532,366	~~W~~	5,702,366	~~W~~	305,181	~~W~~	6,007,547

Carrying amount and fair value of the Company’s debentures and borrowings as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017				December 31, 2016
Type	Carrying amount		Fair value		Carrying amount		Fair value

Debentures	~~W~~	5,685,637	~~W~~	5,733,892	~~W~~	7,263,866	~~W~~	7,327,085
Long-term borrowings (Including the current portion)		305,181		305,171		305,181		305,001

	~~W~~	5,990,818	~~W~~	6,039,063	~~W~~	7,569,047	~~W~~	7,632,086

The fair value of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.40% as of June 30, 2017 (December 31, 2016: 3.38%).

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	18,235	~~W~~	92,388	~~W~~	73,772	~~W~~	184,395
Increase (transfer)		—		1,700		5,477		7,177
Usage		(40)		(992)		(7,357)		(8,389)
Reversal		—		(610)		(10,867)		(11,477)

Ending	~~W~~	18,195	~~W~~	92,486	~~W~~	61,025	~~W~~	171,706

Current	~~W~~	18,195	~~W~~	—	~~W~~	57,950	~~W~~	76,145
Non-current		—		92,486		3,075		95,561

(in millions of Korean won)	2016
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	17,524	~~W~~	82,190	~~W~~	83,639	~~W~~	183,353
Increase (transfer)		1		6,937		19,931		26,869
Usage		(468)		(1,073)		(25,248)		(26,789)
Reversal		(11)		(256)		—		(267)

Ending	~~W~~	17,046	~~W~~	87,798	~~W~~	78,322	~~W~~	183,166

Current	~~W~~	17,046	~~W~~	—	~~W~~	78,322	~~W~~	95,368
Non-current		—		87,798		—		87,798

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as of June 30, 2017 and December 31, 2016, are determined as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	1,346,645	~~W~~	1,285,300
Fair value of plan assets		(992,828)		(1,000,369)

Liabilities	~~W~~	353,817	~~W~~	284,931

Changes in the defined benefit obligations for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	1,285,300	~~W~~	1,231,234
Current service cost		61,070		62,461
Interest expense		15,224		15,077
Benefits paid		(14,949)		(10,548)

Ending	~~W~~	1,346,645	~~W~~	1,298,224

Changes in the fair value of plan assets for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	1,000,369	~~W~~	801,298
Interest income		11,849		9,812
Remeasurements of plan assets		(3,084)		123
Benefits paid		(16,306)		(12,963)

Ending	~~W~~	992,828	~~W~~	798,270

Amounts recognized in the statements of profit or loss for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Current service cost	~~W~~	61,070	~~W~~	62,461
Net interest expense		3,375		5,265
Transfer out		(5,071)		(5,423)

Total expense	~~W~~	59,374	~~W~~	62,303

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

15.	Commitments and Contingencies

As of June 30, 2017, major commitments with local financial institutions are as follows:

(in millions of Korean won foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,720,000	—
Commercial papers	NH investment	KRW	300,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	5,181
Green energy factoring	Shinhan Bank	KRW	48	48
Collateralized loan on electronic accounts receivable	Shinhan Bank and others	KRW	340,000	17,696
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	1,015
Fx forward trading commitment	Shinhan Bank	USD	11,500	—
Total		KRW	2,447,748	323,940
		USD	11,500	—

As of June 30, 2017, payment guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive line of credit	KEB Hana Bank	KRW	15,000
Guarantee for advance received	Export-Import Bank of Korea	USD	7,414
Bid guarantee	Korea Software Financial Cooperative	KRW	117,777
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	258,526
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW	72,297
General guarantee	Shinhan Bank	KRW	100
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD	52,005
	KEB Hana Bank	PLN[1]	23,000
Performance guarantee	Seoul Guarantee Insurance	KRW	22,111
Guarantee for licensing	Seoul Guarantee Insurance	KRW	3,878
Insurance of guarantee for security deposit	Seoul Guarantee Insurance	KRW	20,140
Guarantee for deposits	Seoul Guarantee Insurance	KRW	1,511
Auction guarantee	Seoul Guarantee Insurance	KRW	300
Total		KRW	511,640
		USD	59,419
		PLN[1]	23,000

[1]	Poland Zloty.

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

As of June 30, 2017 the Company provides payment guarantees to REUD, developer of National industrial and residential complex facility in Pyungteak, Poseung., from May 26, 2017 to October 25, 2017 for ~~W~~1,800 million.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of June 30, 2017, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~5,439 million.

During the six-month period ended June 30, 2017, the Company made agreements with the Securitization Specialty Companies (2017: Giga LTE Thirty first to Thirty third Securitization Specialty Co., Ltd., 2016: Olleh KT Twenty fifth to Twenty sixth Securitization Specialty Co., Ltd. and Giga LTE twenty seventh to thirtieth), and disposed its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of June 30, 2017, the Company is a defendant in 164 lawsuits with the total claimed amount of ~~W~~100,274 million. As of June 30, 2017, litigation provisions of ~~W~~18,195 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated at the end of the reporting period.

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Controlling Company and its subsidiary, KT Sat, at the International Court of Arbitration of the International Chamber of Commerce(ICC) on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from the breach of entrustment contract. These two arbitrations are merged in one process by ICC and arbitration is in process. ICC made a judgement that ABS has the ownership of the artificial satellite, KOREASAT 3, on July 18, 2017. For this judgement, as joint defendants of this arbitration, the Controlling Company and its subsidiary, KT Sat, plan to sue for the cancelation of arbitration. The final outcome of this arbitration cannot be reasonably estimated

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

16.	Retained Earnings

Details of retained earnings as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		3,967,274		3,722,593

Total	~~W~~	9,400,885	~~W~~	9,156,204

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

17.	Other Components of Equity

As of June 30, 2017 and December 31, 2016, the Company’s other components of equity are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
Treasury stock	~~W~~	(859,616)	~~W~~	(859,789)
Loss on disposal of treasury stock		(53)		(2,312)
Share-based payments		8,495		5,762
Other		(188,012)		(188,012)

Total	~~W~~	(1,039,186)	~~W~~	(1,044,351)

Details of treasury stock, as of June 30, 2017 and December 31, 2016, are as follows:

	June 30, 2017		December 31, 2016
Number of shares		16,136,911		16,140,165
Amounts (in millions of Korean won)	~~W~~	859,616	~~W~~	859,789

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

18.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,654,394	~~W~~	7,248,468	~~W~~	3,735,947	~~W~~	7,379,851
Sales of goods		638,188		1,205,532		467,591		1,024,543

Total	~~W~~	4,292,582	~~W~~	8,454,000	~~W~~	4,203,538	~~W~~	8,404,394

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	502,454	~~W~~	1,000,208	~~W~~	492,137	~~W~~	992,603
Depreciation		626,289		1,263,519		628,122		1,256,484
Amortization		129,728		257,343		117,057		235,288
Commissions		377,034		729,910		372,420		733,456
Interconnection charges		148,999		327,788		193,145		385,361
International interconnection fee		48,625		110,316		55,526		110,634
Purchase of inventories		698,078		1,556,109		576,439		1,315,466
Changes of inventories		81,921		(27,229)		107,952		88,126
Sales commission		576,995		1,070,208		525,311		1,026,767
Purchase of service		160,388		301,812		144,733		284,662
Purchase of contents		109,452		215,588		99,382		213,971
Utilities		71,332		141,780		68,616		144,725
Taxes and dues		57,730		115,235		43,503		101,149
Rent		105,289		209,020		105,508		211,724
Insurance		14,341		24,993		56,792		111,380
Installation fee		100,193		196,121		96,565		192,340
Advertising expenses		50,179		84,674		50,676		92,483
Research and development expenses		37,383		79,248		37,829		81,363
Others		94,745		177,007		109,881		217,241

Total	~~W~~	3,991,155	~~W~~	7,833,650	~~W~~	3,881,594	~~W~~	7,795,223

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of employee benefits for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	462,475	~~W~~	916,729	~~W~~	450,899	~~W~~	899,882
Post-employment benefits (Defined benefit plan)		29,696		59,374		31,295		62,303
Post-employment benefits (Defined contribution plan)		8,841		18,149		9,006		22,067
Post-employment benefits (others)		1		3,075		2		7,379
Share-based payment		1,441		2,881		935		972

Total	~~W~~	502,454	~~W~~	1,000,208	~~W~~	492,137	~~W~~	992,603

20.	Other Income and Expenses

Other income for the three-month and six-month periods ended June 30, 2017 and 2016, consists of:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	2,932	~~W~~	8,407	~~W~~	4,186	~~W~~	13,680
Gain on disposal of intangible assets		1,170		1,572		953		1,602
Compensation on property and equipment		24,370		49,046		25,690		40,661
Dividends income		737		135,880		3,344		153,475
Gain on government subsidies		4,236		7,548		4,102		8,375
Others		43,013		54,020		4,462		11,934

Total	~~W~~	76,458	~~W~~	256,473	~~W~~	42,737	~~W~~	229,727

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Other expenses for the three-month and six-month periods ended June 30, 2017 and 2016, consist of:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	58,519	~~W~~	113,069	~~W~~	28,885	~~W~~	48,228
Loss on disposal of intangible assets		820		1,847		2,777		10,183
Donation		22,752		32,676		14,205		22,324
Others		60,087		74,511		18,479		32,381

Total	~~W~~	142,178	~~W~~	222,103	~~W~~	64,346	~~W~~	113,116

21.	Finance Income and Costs

Finance income for the three-month and six-month periods ended June 30, 2017 and 2016, is as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Interest income	~~W~~	13,291	~~W~~	25,472	~~W~~	12,145	~~W~~	28,287
Gain on foreign currency transaction		50,838		68,001		8,804		13,516
Gain on foreign currency translation		(95,097)		83,845		(24,590)		13,358
Gain on settlement of derivatives		—		—		—		8,329
Gain on valuation of derivatives		—		—		23,182		35,003
Others		—		677		465		11,666

Total	~~W~~	(30,968)	~~W~~	177,995	~~W~~	20,006	~~W~~	110,159

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Finance costs for the three-month and six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	71,629	~~W~~	142,652	~~W~~	82,061	~~W~~	172,308
Loss on foreign currency transaction		6,767		9,635		3,200		13,897
Loss on foreign currency translation		(5,086)		3,575		19,385		38,708
Loss on settlement of derivatives		43,567		58,569		—		—
Loss on valuation of derivatives		(91,738)		77,686		(19,146)		11,571
Loss on disposal of trade receivables		5,906		8,619		5,176		8,289
Others		—		15		—		54

Total	~~W~~	31,045	~~W~~	300,751	~~W~~	90,676	~~W~~	244,827

22.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016, is calculated as follows:

	2017				2016
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	160,723	~~W~~	445,308	~~W~~	201,325	~~W~~	479,943
Weighted average number of ordinary shares outstanding		244,973,181		244,972,416		244,842,924		244,846,362
Basic earnings per share (in Korean won)		656		1,818		822		1,960

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016, is calculated as follows:

	2017				2016
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	160,723	~~W~~	445,308	~~W~~	201,325	~~W~~	479,943
Adjusted net income attributable to ordinary shares (in millions of Korean won)		160,723		445,308		201,325		479,943
Number of dilutive potential ordinary shares outstanding		1,716		2,481		1,349		2,535
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		244,974,897		244,974,897		244,844,273		244,848,897
Diluted earnings per share (in Korean won)		656		1,818		822		1,960

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

23.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
1. Profit for the period	~~W~~	445,308	~~W~~	479,943
2. Adjustments for
Income tax expense		86,656		111,171
Interest income		(25,472)		(28,287)
Interest expense		142,652		172,308
Dividends income		(135,882)		(153,673)
Depreciation		1,283,837		1,278,107
Amortization of intangible assets		263,254		244,621
Provisions for severance benefits (defined benefits)		64,445		67,726
Impairment loss on trade receivables		17,351		46,493
Gain on disposal of investments in subsidiaries, associates and joint ventures		1,457		(1)
Loss on disposal of property and equipment		104,662		34,548
Loss on disposal of intangible assets		275		8,581
Gain on foreign currency translation		(80,270)		25,350

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Gain on valuation of derivatives		136,255		(31,761)
Gain on disposal of available-for-sale securities		(659)		(11,468)
Others		(76,457)		(7,630)
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(51,178)		198,149
Decrease in other receivables		37,023		49,067
Increase in current other assets		(32,916)		(50,136)
Decrease in non-current other assets		1,143		2,007
Decrease (increase) in inventories		(26,510)		87,119
Increase(decrease) in trade payables		10,187		(10,174)
Decrease in other payables		(57,686)		(14,461)
Increase (decrease) in current other liabilities		(4,555)		19,429
Increase(decrease) in non-current other liabilities		(1,270)		9,059
Decrease in provisions		(13,779)		(7,407)
Decrease in deferred revenue		(14,804)		(45,313)
Post-employment benefits paid (defined benefits)		(44,990)		(10,516)
Decrease in plan assets		37,996		12,931

4. Cash generated from operations(1+2+3)	~~W~~	2,066,073	~~W~~	2,475,782

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Reclassification of borrowings	~~W~~	605,753	~~W~~	1,458,122
Transfer of construction-in-progress to property and equipment		558,567		558,553
Decrease in accounts payable of property and equipment		(415,576)		(421,823)
Decrease in accounts payable of intangible assets		(222,388)		(105,095)
Decrease in accounts payable of defined benefit liabilities		(30,041)		32
Decrease in accounts payable of plan assets		(21,690)		32

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

24.	Related Party Transactions

The list of related parties of the Company as of June 30, 2017, is as follows:

Relationship	Name
Subsidiaries	KT Hitel Co., Ltd., Ktcs Corporation, Ktis Corporation, KT Service Bukbu, KT Service Nambu, KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KT Innoedu Co., Ltd., KTDS Co., Ltd., Nasmedia Co., Ltd., KT M Hows Co., Ltd., KT M&S Co., Ltd., Genie Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT New Business Fund No.1, KTC Media Contents Fund 2, KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, Genie Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, Africa Olleh Services Ltd., KT M mobile, KT investment Co., Ltd, Ngenebio, PT. BCCard Asia Pacific, Smart Channel Co., Ltd., Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., K-Realty US REIT 1, KT Strategic Investment Fund No.3, N SEARCH MARKETING Corp.
Associates and joint ventures	Korea Information & Technology Investment Fund, KT Wibro Infra Co., Ltd., K-REALTY CR REIT 1, Mongolian Telecommunications, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, HooH Healthcare Inc., KD Living, Inc., ChungHo EZ-Cash Co., Ltd., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Fund L.P., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea Electronic Vehicle Charging Service, PT.MitraTransaksiIndonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, kt-ibkc future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT CO., Ltd.
Others[1]	kt ens corporation, K-REALTY REIT I

[1]	Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to a large enterprise group in accordance with the Monopoly Regulation and Fair Trade Act.

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Outstanding balances of receivables and payables in relation to transactions with related parties as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	962	~~W~~	—	~~W~~	102	~~W~~	—	~~W~~	12,341
KT Telecop Co., Ltd.		526		—		95		1,786		2,168
Ktcs Corporation		3,544		89		26		—		45,580
Ktis Corporation		12,498		—		3,697		—		41,245
KT Service Bukbu		—		—		37		—		16,201
KT Service Nambu		—		—		4		—		18,817
KT Skylife Co., Ltd.		1,331		—		374		—		11,244
Skylife TV Co., Ltd.		—		3,000		1		—		1,318
KTDS Co., Ltd.		887		—		1,656		—		117,004
KT Estate Inc.		370		—		42,901		—		21,841
BC Card Co., Ltd.		64		—		—		—		1,293
KT Sat Co., Ltd.		120		—		—		—		2,297
KT Hitel Co., Ltd.		750		—		224		13,341		5,700
KT Commerce Inc.		—		—		61		361		30,138
KT M Hows Co., Ltd.		27		—		—		—		2,789
KT M&S Co., Ltd.		343		—		88		—		83,766
Genie Music Corporation		197		—		—		—		5,049
KT M mobile		6,202		—		830		—		526
Nasmedia Co., Ltd.		7,568		—		—		—		1,588
Others		9,993		3,330		6,287		—		9,247
Associates and joint ventures
K-REALTY CR REIT 1		—		—		33,800		—		—
MOS GS Co., Ltd.		—		—		31		—		274
MOS Daegu Co., Ltd.		—		—		—		—		983
MOS Chungcheong Co., Ltd.		—		—		—		—		1,100
MOS Gangnam Co., Ltd.		—		—		—		—		1,516
MOS GB Co., Ltd.		—		—		—		—		113
MOS BS Co., Ltd.		—		—		—		—		—
MOS Honam Co., Ltd.		—		—		—		—		34
Others		5		—		—		—		2
Others
kt ens corporation		1		—		8,755		23,078		16,914

Total	~~W~~	45,388	~~W~~	6,419	~~W~~	98,969	~~W~~	38,566	~~W~~	451,088

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won)	December 31, 2016
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,806	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~	11,391
KT Telecop Co., Ltd.		771		—		110		5		4,095
KTCS Corporation		1,746		74		34		—		37,343
KTIS Corporation		2,645		—		4,064		—		40,512
KT Service Bukbu		49		—		28		—		18,377
KT Service Nambu		52		—		1		—		18,805
KT Skylife Co., Ltd.		1,959		—		243		—		10,727
Skylife TV Co., Ltd.		4		3,000		3		—		2,276
KTDS Co., Ltd.		204		—		8,372		—		116,079
KT Estate Inc.		2,447		—		43,427		—		45,772
BC Card Co., Ltd.		378		—		5,786		—		1,139
KT Sat Co., Ltd.		311		—		36		—		3,639
KT Hitel Co., Ltd.		503		—		1,954		17,803		7,178
KT Commerce Inc.		192		—		8		9,544		72,353
KT M Hows Co., Ltd.		114		—		8		—		3,357
KT M&S Co., Ltd.		24		—		102		—		83,674
Genie Music Corporation		—		—		562		—		6,707
KT M mobile Co.,Ltd.		3,354		—		640		—		6,158
Nasmedia Co., Ltd.		7,742		—		2		—		1,427
Others		11,622		5,660		3,135		—		46,014
Associates and joint ventures
KT WiBro Infra Co., Ltd.		—		—		—		—		43,394
K-REALTY CR REIT 1		—		—		33,110		—		—
MOS GS Co., Ltd.		9		—		1		—		1,481
MOS Daegu Co., Ltd.		1		—		—		—		1,082
MOS Chungcheong Co., Ltd.		6		—		1		—		2,043
MOS Gangnam Co., Ltd.		5		—		1		—		1,114
MOS GB Co., Ltd.		2		—		1		—		2,164
MOS BS Co., Ltd.		17		—		1		—		1,094
MOS Honam Co., Ltd.		1		—		—		—		1,289
Others		70		—		179		2		302
Others
kt ens corporation		6,042		—		4,173		2,338		134,496

Total	~~W~~	43,076	~~W~~	8,734	~~W~~	105,989	~~W~~	29,692	~~W~~	725,572

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

Significant transactions with related parties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,532	~~W~~	15	~~W~~	31,740	~~W~~	52
KT Telecop Co., Ltd.		5,998		4		4,408		2,161
KTCS Corporation		28,220		20		149,888		14
KTIS Corporation		27,645		20		137,949		26
KT Service Bukbu		4,062		1		90,293		716
KT Service Nambu		5,285		9		106,665		290
KT Skylife Co., Ltd.		13,506		38		21,608		—
Skylife TV Co., Ltd.		2,312		—		4,643		—
KTDS Co., Ltd.		7,307		—		140,252		48,031
KT Estate Inc.		1,868		7		79,981		755
BC Card Co., Ltd.		2,481		1		10,264		162
KT Sat Co., Ltd.		2,479		—		10,498		—
KT Hitel Co., Ltd.		5,612		—		25,717		2,078
KT Commerce Inc.		621		—		68,717		33,671
KT M Hows Co., Ltd.		433		2		928		—
KT M&S Co., Ltd.		225,967		45		95,399		15
Genie Music Corporation		909		—		17,502		—
KT M mobile		30,221		—		3,960		118
Others		13,621		58		27,834		45
Associates and joint ventures
K-REALTY CR REIT 1		—		—		18,678		—
MOS GS Co., Ltd.		306		—		7,855		—
MOS Daegu Co., Ltd.		113		—		4,897		—
MOS Chungcheong Co., Ltd.		152		—		6,894		—
MOS Gangnam Co., Ltd.		134		—		7,537		—
MOS GB Co., Ltd.		339		—		10,030		—
MOS BS Co., Ltd.		100		—		7,222		—
MOS Honam Co., Ltd.		186		—		6,503		—
Others		245		42		2,111		—
Others
kt ens corporation		365		—		58,399		27,621

Total	~~W~~	383,019	~~W~~	262	~~W~~	1,158,372	~~W~~	115,755

[1]	Amount includes acquisition of property and equipment and others.

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won)	2016
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	4,206	~~W~~	50	~~W~~	31,656	~~W~~	298
KT Telecop Co., Ltd.		6,624		1		6,428		288
Ktcs Corporation		20,773		—		166,122		—
Ktis Corporation		24,377		—		134,694		—
KT Service Bukbu		7,359		—		81,407		—
KT Service Nambu		7,806		—		102,153		10
KT Skylife Co., Ltd.		11,237		—		20,339		4
Skylife TV Co., Ltd.		2,776		—		5,701		—
KTDS Co., Ltd.		7,145		—		100,588		90,809
KT Estate Inc.		1,120		—		98,148		347
BC Card Co., Ltd.		7,618		—		9,785		—
KT Sat Co., Ltd.		2,218		—		9,682		12
KT Hitel Co., Ltd.		4,108		—		28,851		3,688
KT Commerce Inc.		566		—		139,716		44
KT M&S Co., Ltd.		198,964		—		94,185		—
Genie Music Corporation		2,046		—		17,658		22
KT M mobile		23,192		—		1,595		—
Smart Channel Co., Ltd.[2]		439		—		—		—
Others		14,031		186		29,699		1,156
Associates and joint ventures
KT WiBro Infra Co., Ltd.		5		—		—		195
Smart Channel Co., Ltd.[3]		766		—		—		—
K-REALTY CR REIT 1		—		—		18,820		—
MOS GS Co., Ltd.		281		—		7,448		920
MOS Daegu Co., Ltd.		92		—		5,378		250
MOS Chungcheong Co., Ltd.		114		—		5,581		471
MOS Gangnam Co., Ltd.		133		—		7,019		587
MOS GB Co., Ltd.		298		—		9,522		796
MOS BS Co., Ltd.		95		—		6,894		327
MOS Honam Co., Ltd.		135		—		6,431		401
Others		514		60		2,374		20
Others
kt ens corporation		111		230		104,918		22,633

Total	~~W~~	349,149	~~W~~	527	~~W~~	1,252,792	~~W~~	123,278

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	Amount includes acquisition of property and equipment and others.
[2]	Transactions for six-month periods ended June 30, 2016, after Smart Channel Co., Ltd. was included in consolidation scope and before Smart Channel Co., Ltd was excluded from consolidation scope.
[3]	Transactions for six-month periods ended June 30, 2016, before Smart Channel Co., Ltd. was included in consolidation scope.

Key management compensation for the six-month periods ended June 30, 2017 and 2016 consists of:

(in millions of Korean won)	2017		2016
Salaries and other short-term benefits	~~W~~	1,014	~~W~~	1,288
Post-employment benefits		155		207
Stock-based compensation		618		499

Total	~~W~~	1,787	~~W~~	1,994

Fund transactions with related parties for the six-month periods ended June 30, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Loan transactions				Equity contributions in cash		Dividend income
	Loan		Collection
Subsidiaries
KTCS Corporation	~~W~~	38	~~W~~	22	~~W~~	—	~~W~~	254
KT Submarine Co., Ltd.		—		—		—		404
Ktis Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		9,922
KTDS Co., Ltd.		—		—		—		5,904
KT Estate Inc.		—		—		—		46,854
BC Card Co., Ltd.		—		—		—		67,310
Nasmedia, Inc.		—		—		—		1,460
KT Commerce Inc.		—		—		—		326
KBTO Sp.z.o.o.		—		1,937		3,879		—
KT Belgium		—		—		16,971		—
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		1,825
KT-IBKC future investment fund 1		—		—		6,500		—
Others		—		—		—		805

Total	~~W~~	38	~~W~~	1,959	~~W~~	27,350	~~W~~	135,880

47

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won)	2016
	Loan transactions		Equity contributions in cash		Dividends income
	Collection

Subsidiaries

Ktcs Corporation	~~W~~	67	~~W~~	—	~~W~~	318

Autopion Co., Ltd.		100		—		—

KT M Hows Co., Ltd.		—		3,450		—

KT-Michigan Global Contents Fund		—		6,280		—

KT Hongkong Telecommunications Co., Ltd.		—		460		—

KT Submarine Co., Ltd.		—		—		404

Ktis Corporation		—		—		1,020

KT Skylife Co., Ltd.		—		—		8,368

KTDS Co., Ltd.		—		—		7,920

KT Estate Inc.		—		—		29,408

BC Card Co., Ltd.		—		—		84,444

KT Sat Co., Ltd.		—		—		14,500

Nasmedia, Inc.		—		—		1,347

Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		2,400		—
K-REALTY CR REIT 1		—		—		2,336
Korea Information & Technology Investment Fund		—		—		3,201

Others.		—		—		66

Total	~~W~~	167	~~W~~	12,590	~~W~~	153,332

48

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

25.	Fair Value

There are no significant changes in business and economic environments that affect the fair value of financial assets and liabilities.

(1) Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial instruments by category as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017				December 31, 2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents[1]	~~W~~	911,650	~~W~~	[1]	~~W~~	1,602,397	~~W~~	[1]
Trade and other receivables[1]		3,199,235		[1]		3,212,206		[1]
Other financial assets
Derivative used for hedge		40,719		40,719		214,648		214,648
Other financial instruments[1]		8,365		[1]		168,366		[1]
Available-for-sale financial assets[2]		87		87		93		93
Financial liabilities
Trade and other payables[1]	~~W~~	4,598,588	~~W~~	[1]	~~W~~	5,316,830	~~W~~	[1]
Borrowings		5,990,818		6,039,063		7,569,047		7,632,086
Other financial liabilities
Derivative used for hedge		27,279		27,279		11,413		11,413
Other derivative financial liability[1]		1,973		1,973		1,973		1,973

[1]	The Company did not conduct fair value estimation since the carrying amount is a reasonable approximation of the fair value.
[2]	Equity instruments that do not have a quoted market price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

(2) Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017		December 31, 2016
K Bank Inc.	~~W~~	36,500	~~W~~	36,500
IBK-AUCTUS Green Growth Private Equity Fund		8,518		9,506
WALDEN VI Fund		4,683		4,710
TRANSLINK II Fund		9,395		9,395
Storm IV Fund		7,889		7,550
CBC II Fund		8,601		8,601
Others		27,854		29,021

Total	~~W~~	103,440	~~W~~	105,283

49

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

The range of estimated cash flows is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

(3) Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	—	~~W~~	40,719	~~W~~	—	~~W~~	40,719
Available-for-sale financial assets		87		—		—		87
Disclosed fair value
Investment in subsidiaries, associates and joint ventures		938,622		—		—		938,622

Total	~~W~~	938,709	~~W~~	40,719	~~W~~	—	~~W~~	979,428

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose	~~W~~	—	~~W~~	27,279	~~W~~	—	~~W~~	27,279
Other derivative financial liability		—		—		1,973		1,973
Disclosed fair value
Borrowings		—		—		6,039,063		6,039,063

Total	~~W~~	—	~~W~~	27,279	~~W~~	6,041,036	~~W~~	6,068,315

50

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won)	December 31, 2016
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	—	~~W~~	214,648	~~W~~	—	~~W~~	214,648
Available-for-sale financial assets		93		—		—		93
Disclosed fair value
Investment in subsidiaries, associates and joint ventures		874,984		—		—		874,984

Total	~~W~~	875,077	~~W~~	214,648	~~W~~	—	~~W~~	1,089,725

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose	~~W~~	—	~~W~~	11,413	~~W~~	—	~~W~~	11,413
Other derivative financial liability		—		—		1,973		1,973
Disclosed fair value
Borrowings		—		—		7,632,086		7,632,086

Total	~~W~~	—	~~W~~	11,413	~~W~~	7,634,059	~~W~~	7,645,472

(4) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	June 30, 2017
	Fair value	Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	40,719	2	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose	27,279	2	DCF Model
Other derivative financial liability	1,973	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings	6,039,063	3	DCF Model

51

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

(in millions of Korean won)	December 31, 2016
	Fair value	Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	214,648	2	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose	11,413	2	DCF Model
Other derivative financial liability	1,973	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings	7,632,086	3	DCF Model

(5) Valuation Processes for Fair Value Measurements Categorized within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s reporting dates.

(6) Gain and Loss on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

52

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2017 and 2016 (Unaudited), and December 31, 2016

26.	Events after the reporting period.

Subsequent to June 30, 2017, the Company has issued following bonds:

(In thousands of foreign currencies)	Date of issue	Total par value	Face rate of interest	Date of redemption	Terms of redemption

2017 Global Bond	August 7, 2017	USD 400,000	2.625%	August 7, 2022	Redemption at maturity

53